EXHIBIT 2.1

MASTER TRANSACTION AGREEMENT

by and among

DISH NETWORK CORPORATION,

BSS MERGER SUB INC.,

ECHOSTAR CORPORATION,

and

ECHOSTAR BSS CORPORATION

Dated as of May 19, 2019

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Annexes

Annex A – BSS Satellites

Schedules

Schedule 1.2 – Pre-Closing Restructuring

Schedule 1.4(a) – Transferred Assets

Schedule 1.4(b) – Retained Assets

Schedule 1.5(a) – Assumed Liabilities

Schedule 1.5(b) – Excluded Liabilities

Schedule 6.4(d) – Required Governmental Applications and Notices

Schedule 6.12(a) – Intercompany Agreements

Schedule 6.16 – Transfer of Newco Common Stock

Schedule 6.18 – EchoStar Credit Support Obligations

Schedule 7.1(j) – EchoStar XXIII Consents

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Schedule 11.1(a) – Owned Sites and Leased Sites

Schedule 11.1(b) – Permitted Liens

Exhibits

Exhibit A – Certificate of Incorporation of the Surviving Corporation

Exhibit B – Employee Matters Agreement

Exhibit C – Tax Matters Agreement

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MASTER TRANSACTION AGREEMENT

This MASTER TRANSACTION AGREEMENT (this “Agreement”), dated as of May 19, 2019, is made by and among DISH Network Corporation, a Nevada corporation (“DISH”), BSS Merger Sub Inc., a Delaware corporation and a direct wholly owned Subsidiary of DISH (“Merger Sub”), EchoStar Corporation, a Nevada corporation (“EchoStar”), and EchoStar BSS Corporation, a Delaware corporation and a wholly owned Subsidiary of EchoStar (“Newco”) (all such parties, collectively, the “Parties” and each, a “Party”).

W I T N E S S E T H:

WHEREAS, the Parties intend to effect a merger of Merger Sub with and into Newco (the “Merger”) upon the terms and subject to the conditions of this Agreement such that, upon consummation of the Merger, Merger Sub will cease to exist and Newco will continue as a wholly owned Subsidiary of DISH;

WHEREAS, EchoStar currently indirectly owns 1,000 shares of common stock, par value $0.001 per share, of Newco (such stock, “Newco Common Stock,” and all such shares, the “Newco Shares”), which represent all of the issued and outstanding Newco Shares;

WHEREAS, each holder of Newco Common Stock has the right to receive a number of shares of Class A common stock, par value $0.01 per share, of DISH (such stock, “DISH Common Stock,” and all such shares, the “DISH Shares”) as determined by the Exchange Ratio for each Newco Share owned by such holder following the consummation of the Merger, upon the terms and subject to the conditions of this Agreement;

WHEREAS, prior to the consummation of the Merger, the Parties intend for EchoStar to undertake certain restructuring transactions pursuant to which, among other things, (i) the BSS Business will be transferred from EchoStar and its Subsidiaries to Newco and (ii) EchoStar’s stockholders will receive a dividend of one (1) Newco Share for every share of EchoStar Common Stock owned on the Distribution Record Date, in each case, in accordance with this Agreement;

WHEREAS, (i) the board of directors of EchoStar has approved this Agreement and declared advisable and in the best interests of its stockholders the transactions contemplated by this Agreement, including the Pre‑Closing Restructuring, the Distribution and the Merger, upon the terms and subject to the conditions set forth in this Agreement; (ii) the board of directors of Newco has approved this Agreement and declared advisable and in the best interest of its stockholders the transactions contemplated by this Agreement, including the Pre‑Closing Restructuring, the Distribution and the Merger, upon the terms and subject to the conditions set forth in this Agreement, and resolved to recommend that the sole holder of shares of Newco Common Stock adopt this Agreement; (iii) the board of directors of DISH has approved this Agreement and the transactions contemplated by this Agreement, including the Merger and the issuance of DISH Shares as consideration in the Merger, upon the terms and subject to the conditions set forth in this Agreement; and (iv) the board of directors of Merger Sub has approved this Agreement and declared advisable and in the best interest of its sole stockholder the transactions contemplated by this Agreement, including the Merger, upon the terms and subject to the conditions set forth in this Agreement, and resolved to recommend that the sole holder of shares of Merger Sub Common Stock adopt this Agreement;

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby; and

WHEREAS, the Parties desire to enter into certain other transactions pursuant to this Agreement and the other Transaction Documents.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained herein and in the other Transaction Documents and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

Article I ECHOSTAR PRE-CLOSING RESTRUCTURING; TRANSFERRED ASSETS AND RETAINED ASSETS; PRE-CLOSING DISTRIBUTION OF NEWCO SHARES

Section 1.1 The EchoStar Pre-Closing Restructuring.  Prior to the Closing, the EchoStar Parties shall, and shall cause their respective applicable Subsidiaries to, implement the Pre-Closing Restructuring consistent with the terms set forth in this Agreement.  The Parties hereto acknowledge that the Pre-Closing Restructuring is intended to result in (i) Newco, directly or indirectly, owning and operating the BSS Business, owning the Transferred Assets and assuming the Assumed Liabilities and (ii) Newco not, directly or indirectly, owning any of the Retained Assets and not, directly or indirectly, assuming any of the Excluded Liabilities, in each case, as set forth in this Article I.  As promptly as practicable after the Pre‑Closing Restructuring is completed, and subject to the conditions set forth in Article VII, the Parties hereto shall take, or cause to be taken, all actions that are necessary or appropriate to effectuate the Closing.

Section 1.2 Implementation.  The Pre-Closing Restructuring shall be completed in accordance with the agreed general principles, objectives and other provisions set forth in this Article I and shall be implemented in the following manner:

(a) through the completion of the transactions generally described on Schedule 1.2; and
(b) through the allocation of Assets and Liabilities as set forth in this Article I.

Section 1.3 Transactions To Be Effected Prior to the Closing.  In furtherance of consummating the Merger, the EchoStar Parties agree to take, and to cause their respective applicable Subsidiaries to take, the following actions prior to the Closing in accordance with the steps generally set forth on Schedule 1.2 (together, the “Pre‑Closing Restructuring”):

(a) EchoStar shall, and shall cause its applicable Subsidiaries to, cause the Transferred Assets to be contributed, assigned, transferred, conveyed and delivered, directly or indirectly, to Newco or, when contemplated by Schedule 1.2, one of its Subsidiaries and Newco

or, when contemplated by Schedule 1.2, one of its Subsidiaries shall accept from EchoStar and its Subsidiaries, all of EchoStar’s and its Subsidiaries’ rights, title and interest in and to all the Transferred Assets, which will result in Newco owning, directly or indirectly, the BSS Business; and

(b) Newco shall accept, assume and agree to faithfully perform, discharge and fulfill all of the Assumed Liabilities in accordance with their respective terms.  Newco shall be responsible for all of the Assumed Liabilities and its obligations under this Section 1.3(b) shall not be subject to offset or reduction, whether by reason of any actual or alleged breach of any representation, warranty or covenant contained in any Transaction Document or any other agreement or document delivered in connection therewith or any right to indemnification hereunder or otherwise.

Section 1.4 Transferred Assets; Retained Assets.

(a) For purposes of this Agreement, “Transferred Assets” shall mean, without duplication, those Assets used, contemplated for use or held for use, in each case, primarily in the ownership, operation or conduct of the BSS Business as currently owned, operated and conducted or relating primarily to the BSS Business as currently owned, operated or conducted, and shall include the following even if the following would otherwise be considered a Retained Asset:

(i) the Assets set forth on Schedule 1.4(a)(i);
(ii) the outstanding capital stock, units or other equity interests of the entities listed on Schedule 1.4(a)(ii) and the Assets owned by such entities as of the Distribution Closing Date;
(iii) if the Distribution Closing Date occurs on or after July 1, 2019, the Ticking Fee Receivable; and

(iv) those Assets not used, contemplated for use or held for use, in each case, primarily in the ownership, operation or conduct of the BSS Business or not relating primarily to the BSS Business as currently owned, operated or conducted that are listed on Schedule 1.4(a)(iv) as Assets to be transferred to Newco;

provided, that any and all other Assets owned or held immediately prior to the Distribution Closing Date by EchoStar or any other member of the EchoStar Group that do not constitute Transferred Assets based on the foregoing shall constitute “Transferred Assets” to the extent that DISH and EchoStar agree in good faith that the Assets would have been deemed “Transferred Assets” if the Parties hereto had given specific consideration to such Asset as of the date hereof.  No Asset shall be deemed to be a Transferred Asset solely as a result of the proviso in this Section 1.4(a) if (i) such Asset is within the category or type of Asset expressly covered by the subject matter of a Transaction Document or (ii) a claim with respect thereto is not made by the DISH Parties on or prior to the second anniversary of the Closing Date.

Notwithstanding anything to the contrary contained in this Section 1.4 or elsewhere in this Agreement, the Transferred Assets shall not in any event include the Retained Assets referred to in Section 1.4(b) below.

(b) The DISH Parties and Newco expressly understand and agree that all Assets of EchoStar or any other member of the EchoStar Group that are not Transferred Assets shall remain the exclusive property of EchoStar or the relevant member of the EchoStar Group (subject to the Intellectual Property and Technology License Agreement) on and after the Closing (the “Retained Assets”), and shall include the following even if the following would otherwise be considered a Transferred Asset:

(i) any Asset expressly identified on Schedule 1.4(b)(i);
(ii) all cash or cash equivalents, bank accounts, lock boxes and other deposit arrangements, including as set forth on Schedule 1.4(b)(ii);

(iii) all books, records, files and papers, whether in hard copy or electronic format, to the extent prepared in connection with this Agreement, any Transaction Document or the transactions contemplated hereby and thereby, and all minute books and corporate records of the EchoStar Group other than all books, records, files and papers, whether in hard copy or electronic format, and all minute books and corporate records of Newco and the entities listed on Schedule 1.4(a)(ii);

(iv) all rights of any member of the EchoStar Group arising under this Agreement or any Transaction Document;
(v) all Assets sold or otherwise disposed of during the period from the date hereof until the Distribution Closing Date in accordance with Section 6.2;

(vi) the personnel records (including all human resources and other records) of the EchoStar Group relating to employees of the EchoStar Group (other than the personnel records relating to the Transferred Employees);

(vii) any and all Third Party Receivables and DISH Receivables to the extent outstanding as of the Distribution Closing Date (subject to Section 6.12(d)); and

(viii) any and all other Assets that are expressly contemplated by this Agreement or any Transaction Document (or the schedules hereto or thereto) as Assets to be retained by EchoStar or any other member of the EchoStar Group.

Section 1.5 Assumed Liabilities; Excluded Liabilities.

(a) For the purposes of this Agreement, “Assumed Liabilities” shall mean (without duplication) any and all Liabilities to the extent primarily arising from or resulting from the operation of the BSS Business as currently conducted or the ownership of the Transferred Assets, including the following:

(i) the EMA Assumed Liabilities;
(ii) any and all indemnification obligations under, or claims for breaches of, Contracts that constitute Transferred Assets;

(iii) any and all Environmental Liabilities to the extent primarily arising from or resulting from the operation of the BSS Business, or the ownership of the Transferred Assets;

(iv) any and all Liabilities primarily arising from or resulting from the Transferred Assets or the BSS Business arising out of or in connection with acts or omissions occurring prior to, on or after the Distribution Closing Date; and

(v) any other Liability which is expressly identified on Schedule 1.5(a)(v).

Notwithstanding anything to the contrary contained in this Section 1.5 or elsewhere in this Agreement, the Assumed Liabilities shall not in any event include the Excluded Liabilities referred to in Section 1.5(b) below.

(b) For the purposes of this Agreement, “Excluded Liabilities” shall mean:
(i) any and all Indebtedness of the EchoStar Group as of the Distribution Closing Date;
(ii) the EMA Excluded Liabilities;

(iii) any and all Liabilities of members of the EchoStar Group arising or incurred in connection with the negotiation, preparation, investigation and performance of this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby, including fees and expenses of counsel, accountants, consultants, advisers and others;

(iv) any and all Third Party Payables and DISH Payables to the extent outstanding as of the Distribution Closing Date (subject to Section 6.12(c));
(v) any and all Liabilities to the extent primarily arising from or resulting from the matters set forth on Schedule 1.5(b)(v) (subject to any limitations set forth therein); and
(vi) any and all Liabilities to the extent relating to, arising out of or resulting from any Retained Assets.

Section 1.6 Assumed and Excluded Liabilities.  From and after the Distribution Closing, Newco shall be, or shall cause its Subsidiaries or Affiliates (which, for the avoidance of doubt, will include, after the Closing, DISH and its Subsidiaries) to be, responsible for the Assumed Liabilities regardless of when or where such Liabilities (or the acts or omissions relating thereto) arose or arise, regardless of when or where such Liabilities are asserted or determined and regardless of whether arising or related to or asserted or determined prior to, on or after the Distribution Closing Date.  EchoStar shall be, or shall cause its Subsidiaries to be, responsible for the Excluded Liabilities regardless of when or where such Liabilities (or the acts or omissions relating thereto) arose or arise, regardless of when or where such Liabilities are asserted or determined and regardless of whether arising or related to or asserted or determined prior to, on or after the Distribution Closing Date.

Section 1.7 Asset Reallocation or Adjustment.

(a) Misallocated Assets.

(i) If at any time after the Distribution Closing and prior to the Closing, EchoStar or any of its Subsidiaries (not including, after the Distribution Closing, Newco or any of its Subsidiaries) shall receive or otherwise possess any Asset that should belong to Newco or its Subsidiaries pursuant to this Agreement or any other Transaction Document, EchoStar shall, except to the extent the Asset is not transferable as provided in Section 1.8(a), promptly notify and transfer, or cause to be transferred, such asset to Newco or its Subsidiaries.

(ii) If at any time after the Distribution Closing and prior to the Closing, Newco or any of its Subsidiaries shall receive or otherwise possess any Asset that should belong to EchoStar or its Subsidiaries (not including, after the Distribution Closing, Newco or any of its Subsidiaries) pursuant to this Agreement or any other Transaction Document, Newco shall, except to the extent the Asset is not transferable as provided in Section 1.8(a), promptly notify and transfer, or cause to be transferred, such asset to EchoStar or its Subsidiaries.

(iii) If at any time after the Closing, EchoStar or any of its Subsidiaries (not including, after the Distribution Closing, Newco or any of its Subsidiaries) shall receive or otherwise possess any Asset that should belong to DISH, Newco or any of their respective Subsidiaries pursuant to this Agreement or any other Transaction Document, EchoStar shall, except to the extent the Asset is not transferable as provided in Section 1.8(a), promptly notify and transfer, or cause to be transferred, such asset to DISH, Newco or any of their respective Subsidiaries.

(iv) If at any time after the Closing, DISH or any of its Subsidiaries (including, after the Closing, Newco and its Subsidiaries) shall receive or otherwise possess any Asset that should belong to EchoStar or any of its Subsidiaries pursuant to this Agreement or any other Transaction Document, DISH and/or Newco shall, except to the extent the Asset is not transferable as provided in Section 1.8(a), promptly notify and transfer, or cause to be transferred, such asset to EchoStar or its Subsidiaries.

(v) Prior to any such transfer of Assets pursuant to this Section 1.7, the EchoStar Parties and the DISH Parties agree that the Person receiving or possessing such Asset shall hold such Asset in trust for the Person to whom such Asset should rightfully belong pursuant to this Agreement or any other Transaction Document.  For the avoidance of doubt, the Parties agree that Assets received or held by such Person in trust shall not be considered to be Assets of such Person for purposes of such Person’s Indebtedness (including with respect to any restrictive covenants thereunder) and such Person shall not be deemed to have obtained any legal or equitable title to such Assets for purposes of such Person’s Indebtedness (including with respect to any restrictive covenants thereunder).

(vi) Each Party hereto shall cooperate with each other Party hereto and shall set up procedures and notifications as are reasonably necessary or advisable to effectuate the transfers contemplated by this Section 1.7.

(b) Mistaken Assignments and Assumptions.  If at any time there exist (i) Assets that any Party discovers were, contrary to the agreements among the Parties, by mistake or unintentional or other omission, transferred to Newco or retained by EchoStar or any member of the EchoStar Group or (ii) Liabilities that any Party discovers were, contrary to the agreements among the Parties, by mistake or unintentional or other omission, assumed by Newco or retained by EchoStar or any member of the EchoStar Group, then the Parties shall cooperate in good faith to effect the transfer or retransfer of misallocated Assets, and/or the assumption or reassumption of misallocated Liabilities, to or by the appropriate Person as promptly as practicable and shall not use the determination that remedial actions need to be taken to alter the original intent of the Parties with respect to the Assets to be transferred to or Liabilities to be assumed by Newco or retained by EchoStar or any member of the EchoStar Group.  Each Party shall reimburse any other Party or make other financial adjustments or other adjustments to remedy any mistakes or omissions relating to any of the Assets transferred or any of the Liabilities assumed or retained pursuant to this Section 1.7.

(c) No Additional Consideration.  For the avoidance of doubt, the transfer or assumption of any Assets or Liabilities under this Section 1.7 shall be effected without any additional consideration payable by any Party hereto.

Section 1.8 Consents.

(a) Transfers Not Consummated Prior to Distribution Closing Date.  Notwithstanding anything to the contrary in this Agreement or any other Transaction Document, neither this Agreement nor any other Transaction Document shall constitute an agreement to sell, assign, transfer, convey, deliver or assume any Asset that would constitute a Transferred Asset if such Asset was not transferable in accordance with Applicable Law or with any other requisite Consent.  If the transfer or assignment of any Asset intended to be transferred or assigned hereunder is not consummated prior to or on the Distribution Closing Date, whether as a result of a prohibition on transfer due to a violation or breach of Applicable Law or any other requisite Consent, then the Person retaining such Asset shall thereafter hold such Asset for the use and benefit, insofar as legally permitted and reasonably possible, of the Person entitled thereto until the consummation of the transfer or assignment thereof (or as otherwise mutually determined by DISH and EchoStar).  In addition, the Person retaining such Asset shall take such other actions as may reasonably be requested by the Person to whom such Asset is to be transferred in order to place such Person, insofar as legally permitted and reasonably possible, in the same position as if such Asset had been transferred as contemplated hereby and so that all the benefits and burdens relating to such Asset, including possession, use, risk of loss, potential for gain, and dominion, control and command over such Asset, are to inure from and after the Distribution Closing Date to the Person to whom such Asset is to be transferred.  Notwithstanding the foregoing, any such Asset shall still be considered a Transferred Asset.  This provision is intended, among other things, to cause all such Assets that are considered Transferred Assets to be treated for all income tax and accounting purposes as if transferred as contemplated hereby, such that such Assets are and will be, for all income tax and accounting purposes, owned by Newco, and the Parties will so treat such

Assets for all income tax and accounting purposes.  For the avoidance of doubt, the Parties agree that Assets received or held by such Person in trust shall not be considered to be Assets of such Person for purposes of such Person’s Indebtedness (including with respect to any restrictive covenants thereunder) and such Person shall not be deemed to have obtained any legal or equitable title to such Assets for purposes of such Person’s Indebtedness (including with respect to any restrictive covenants thereunder).

(b) Expenses.  The Person retaining an Asset due to the deferral of the transfer and assignment of such Asset shall not be obligated, in connection with the foregoing, to expend any money or personnel in connection with the maintenance of the Asset unless the necessary funds or expenses or costs associated with such maintenance are advanced by the Person to whom such Asset is to be transferred, other than reasonable out-of-pocket expenses, attorneys’ fees and recording or similar fees, all of which shall be promptly reimbursed by the Person to whom such Asset is to be transferred; provided,  however, that the Person retaining such Asset shall, as promptly as practicable, provide notice to the Person to whom such Asset is to be transferred of the amount of all such expenses and fees.

(c) No Additional Consideration. For the avoidance of doubt, the transfer of any Assets under this Section 1.8 shall be effected without any additional consideration payable by any Party hereto.

(d) Specific Performance.  The Parties hereto agree that irreparable damage would occur in the event any provision of Section 1.7 or Section 1.8 of this Agreement were not performed in accordance with the terms hereof and that the Parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.  Nothing contained herein shall be construed as prohibiting a Party from pursuing any other remedy available to it for such breach or threatened breach.  No Party shall oppose an action for specific performance on the basis that specific performance should not be an available remedy.

Section 1.9 Distribution of Newco Shares to Existing EchoStar Stockholders.

(a) Distribution Record Date and Distribution Closing Date.  The board of directors of EchoStar, in accordance with Applicable Law, shall establish the Distribution Record Date and the Distribution Closing Date and any appropriate procedures in connection with the Distribution, and all Newco Shares held by EchoStar on the Distribution Closing Date shall be distributed as provided in Section 1.9(b);  provided that EchoStar shall consult with DISH regarding the dates selected to be the Distribution Record Date and the Distribution Closing Date before final establishment by the board of directors of EchoStar.

(b) The Distribution.

(i) EchoStar shall appoint the transfer agent for the EchoStar Common Stock (or an Affiliate of such transfer agent) or another bank or trust company reasonably approved by DISH to act as agent in connection with the Distribution as provided in this Section 1.9(b) (the “Agent”) and enter into an agreement with such Agent with respect to the Distribution.  DISH shall enter into an agreement with the Agent as exchange agent for the issuance of DISH Shares in the Merger as contemplated by Article IV.

(ii)  On the terms and subject to the conditions set forth in this Agreement, (i) on or prior to the Distribution Closing Date, EchoStar shall irrevocably deliver to the Agent, for the benefit of the holders of record on the Distribution Record Date of Class A common stock, par value $0.001 per share, of EchoStar and Class B common stock, par value $0.001 per share, of EchoStar (together with the EchoStar Class A common stock, the “EchoStar Common Stock” and, such holders, the “Record Holders”), certificates representing (or authorize the related book-entry transfer, for the benefit of the Record Holders, of) all the Newco Shares outstanding as of the Distribution Closing Date and (ii) on the Distribution Closing Date, EchoStar shall instruct the Agent to distribute to each Record Holder (or such Record Holder’s bank, brokerage firm or other nominee on such Record Holder’s behalf) electronically, by direct registration in book‑entry form, one (1) Newco Share for every share of EchoStar Common Stock owned by such Record Holder at the Distribution Record Date (the “Distribution”).

(c) Timing of the Distribution.

(i) Subject to Section 1.9(c)(ii) and Section 1.9(c)(iii) and to EchoStar’s ability to legally declare and pay the dividend represented by the Distribution at such time under Applicable Law, EchoStar shall consummate the Pre-Closing Restructuring and the Distribution as promptly as reasonably practicable after satisfaction (or, to the extent permitted by Applicable Law, waiver by the parties entitled to the benefit thereof) of all the conditions set forth in Article VII (other than conditions that by their nature are to be satisfied as of the Closing Date and shall in fact be satisfied at such time and other than the conditions set forth in Section 7.1(f) and Section 7.1(g)).

(ii) EchoStar may, in its sole discretion, consummate the Pre-Closing Restructuring prior to the satisfaction of the conditions set forth in Article VII.

(iii) Subject to the last clause of Section 1.9(a), EchoStar shall be entitled to delay the Distribution Closing Date until ten (10) days after the date on which the Distribution would otherwise occur pursuant to Section 1.9(c)(i) to the extent necessary to comply with any NASDAQ rules relating to notices of record dates and dividends.

Article II THE MERGER

Section 2.1 Closing Date.  The closing of the Merger (the “Closing”) shall take place at the offices of DISH Network Corporation, 9601 South Meridian Boulevard, Englewood, Colorado 80112 (or at such other place as the parties may designate in writing), at 6:00 a.m. Colorado time on the date that is three (3) Business Days after the satisfaction or waiver of the last of the conditions set forth in Article VII (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time), but no earlier than June 15, 2019, unless another time, date or place is agreed to in writing by the Parties.  The date on which the Closing actually occurs is referred to hereinafter as the “Closing Date.”

Section 2.2 The Closing.  Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”), and in reliance on the representations, warranties and covenants made or given in this Agreement and the other Transaction Documents, the Parties hereby agree that, on the Closing Date, Merger Sub shall be merged with and into Newco and the separate corporate existence of Merger Sub shall thereupon cease.  Newco shall be the surviving corporation in the Merger under the DGCL (sometimes hereinafter referred to as the “Surviving Corporation”).

Section 2.3 Effective Time.  Concurrently with the Closing, Newco and DISH will cause a certificate of merger (the “Certificate of Merger”) to be filed with the Secretary of State of the State of Delaware in such form as required by, and executed in accordance with, the relevant provisions of the DGCL (the date and time of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, or such later time as is specified in the Certificate of Merger and as is agreed to by the Parties in writing, being the “Effective Time”) and shall make all other filings or recordings required under the DGCL (if any).

Section 2.4 Closing Deliverables. At the Closing, the following deliveries shall be made in the following manner:

(a) each Party shall cause to be delivered, to each of the other Parties thereto, each Transaction Document (other than this Agreement) to which such Party is a party thereto, duly executed on behalf of such Party;

(b) EchoStar and its Subsidiaries shall deliver, or cause to be delivered, resignation letters from (x) all members of the board of directors (or board of managers or similar governing body) of Newco and (y) the officers of Newco as of the Closing (other than any such members or officers identified by DISH in writing to EchoStar);

(c) the DISH Parties shall receive a tax opinion from Sullivan & Cromwell LLP, counsel to the DISH Parties, dated as of the Closing Date, in the form described in the Tax Matters Agreement; and
(d) the EchoStar Parties shall receive a tax opinion from White & Case LLP, counsel to the EchoStar Parties, dated as of the Closing Date, in the form described in the Tax Matters Agreement.

Section 2.5 Tax Consequences.  The Parties intend that, for U.S. federal income tax purposes, (a) the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (b) this Agreement, including any amendments thereto, be, and is hereby adopted as, a “plan of reorganization” involving the Merger for purposes of Section 354 and Section 361 of the Code.

Article III CERTIFICATE OF INCORPORATION AND BY-LAWS OF THE SURVIVING CORPORATION; DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION

Section 3.1 Certificate of Incorporation.  At the Effective Time, the Certificate of Incorporation of Newco as in effect immediately prior to the Effective Time shall be amended and restated as of the Effective Time to be in the form set forth in Exhibit A to this Agreement and as so amended and restated shall be the certificate of incorporation of the Surviving Corporation (the “Charter”), until thereafter duly amended as provided therein or in accordance with Applicable Law.

Section 3.2 The By-laws.  At the Effective Time, the By-laws of Newco shall be amended and restated in their entirety to read the same as the by-laws of Merger Sub immediately prior to the Effective Time, and as so amended and restated shall be the by-laws of the Surviving Corporation (the “By‑laws”), until thereafter duly amended as provided therein or in accordance with the Charter and Applicable Law.

Section 3.3 Directors.  The directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the By-laws.

Section 3.4 Officers.  The officers of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the By-laws.

Article IV EFFECT OF THE MERGER ON CAPITAL STOCK
Section 4.1 Effect on Capital Stock of Newco. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any capital stock of Newco or Merger Sub:

(a) Merger Consideration.    Each share of the Newco Common Stock issued and outstanding immediately prior to the Effective Time (other than Newco Shares owned by DISH, Merger Sub or any other direct or indirect wholly owned Subsidiary of DISH and Newco Shares owned by EchoStar or any direct or indirect wholly owned Subsidiary of EchoStar (including Newco), and in each case not held on behalf of third parties (each Newco Share referred to in this parenthetical, an “Excluded Share” and, collectively, “Excluded Shares”)) shall be converted into, and become exchangeable for a number of DISH Shares equal to the quotient of (1) 22,937,188 divided by (2) the number of issued and outstanding shares of EchoStar Common Stock as of the Distribution Record Date (such ratio, the “Exchange Ratio,” such consideration, the “Per Share Merger Consideration” and, the aggregate consideration to be issued pursuant to this Section 4.1(a), the “Aggregate Merger Consideration”).  At the Effective Time, all of the Newco Shares (other than Excluded Shares) shall cease to be outstanding, shall automatically be cancelled and shall cease to exist, and each certificate formerly representing any of the Newco Shares (a “Certificate”), and each non-certificated Newco Share represented by book entry (each, a “Book Entry Newco Share”) (other than in each case those representing Excluded Shares) shall thereafter represent only the right to receive, without interest, the Per Share Merger Consideration and the right, if any, to receive (A) pursuant to Section 4.2(d), cash in lieu of fractional shares into which such Newco Shares have been converted pursuant to this Section 4.1(a) and (B) any distribution or dividend pursuant to Section 4.2(b).

(b) Treatment of Excluded Shares. Each Excluded Share shall be cancelled and shall cease to exist, with no consideration paid in exchange therefor.

(c) Treatment of Merger Sub Shares.  At the Effective Time, each share of common stock, par value $0.001 per share, of Merger Sub (such stock, “Merger Sub Common Stock,” and all such shares, the “Merger Sub Shares”) issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $0.001 per share, of the Surviving Corporation.

Section 4.2 Exchange of Certificates and Book Entry Shares.

(a) Agent; Exchange Procedures.  On the Closing Date, immediately prior to the Effective Time, DISH shall deposit, or shall cause to be deposited, with the Agent for the benefit of the holders of Newco Shares (i) certificates, or at DISH’s option, evidence of non‑certificated DISH Shares in book-entry form (“Book Entry DISH Shares”), constituting at least the amounts necessary for the Aggregate Merger Consideration and (ii) as necessary from time to time after the Effective Time, if applicable, any cash and dividends or other distributions with respect to the DISH Shares to be issued or to be paid pursuant to Section 4.2(b) and Section 4.2(d), in exchange for Newco Shares outstanding immediately prior to the Effective Time, deliverable upon due surrender of the Certificates (or affidavits of loss in lieu thereof as provided in Section 4.2(f)) or Book Entry Newco Shares pursuant to the provisions of this Article IV (such cash, certificates for DISH Shares and evidence of Book Entry DISH Shares, together with the amount of any dividends or other distributions payable pursuant to this Article IV with respect thereto, being hereinafter referred to as the “Exchange Fund”).  The Agent shall also act as the agent for Newco’s stockholders for the purpose of receiving and holding their Certificates and Book Entry Newco Shares and shall obtain no rights or interests in the Newco Shares represented thereby.  As promptly as practicable after the Effective Time, DISH shall cause the Agent to distribute the DISH Shares into which the Newco Shares that were distributed in the Distribution have been converted pursuant to the Merger, which shares shall be distributed on the same basis as the Newco Shares were distributed in the Distribution and to the Persons who received Newco Shares in the Distribution.  Each Person entitled to receive Newco Shares in the Distribution shall be entitled to receive in respect of the shares of Newco Shares distributed to such Person certificates for DISH Shares or evidence of Book Entry DISH Shares representing the number of DISH Shares that such holder has the right to receive pursuant to this Section 4.2(a) (and cash in lieu of fractional DISH Shares, as contemplated by Section 4.2(d)) (and any dividends or distributions and other amounts pursuant to Section 4.2(b)).

(b) Distributions with Respect to Unexchanged Newco Shares.  All DISH Shares to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time and whenever a dividend or other distribution is declared by DISH in respect of DISH Shares, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all Per Share Merger Consideration issuable pursuant to this Agreement.  No dividends or other distributions in respect of the DISH Shares shall be paid to any holder of any unsurrendered Certificate or Book Entry Newco Share until such Certificate (or affidavits of loss in lieu of the Certificate as provided in Section 4.2(f)) or Book Entry Newco Share is surrendered for exchange in accordance with this Article IV.  Subject to the effect of Applicable Laws, following surrender of any such Certificate (or affidavits of loss in lieu of the Certificate as provided in Section 4.2(f)) or Book Entry Newco Share that has been converted into the right to receive the Per Share Merger Consideration, there shall be issued and/or paid to the holder of the certificates representing whole DISH Shares (or as applicable, Book Entry DISH Shares) issued in exchange therefor, without interest, (A) at the time of such surrender, the dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole DISH Shares and not paid and (B) at the appropriate payment date, the dividends or other distributions payable with respect to such whole DISH Shares with a record date after the Effective Time but with a payment date subsequent to surrender.

(c) Transfers.  From and after the Effective Time, there shall be no transfers on the stock transfer books of Newco of the Newco Shares that were outstanding immediately prior to the Effective Time.  If, after the Effective Time, any Certificate or Book Entry Newco Share is presented to the Surviving Corporation, DISH or the Agent for transfer, it shall be cancelled and exchanged for, with respect to each Newco Share represented thereby, the Per Share Merger Consideration (and to the extent applicable, cash in lieu of fractional shares pursuant to Section 4.2(d) and/or any dividends or other distributions pursuant to Section 4.2(b)) to which the holder thereof is entitled pursuant to this Article IV.

(d) Fractional Shares.  Notwithstanding any other provision of this Agreement, no fractional DISH Shares will be issued and any holder of Newco Shares entitled to receive a fractional DISH Share but for this Section 4.2(d) shall be entitled to receive a cash payment in lieu thereof, without interest, which payment shall be calculated by the Agent and shall be an amount equal to the product of (i) the average of the closing prices per DISH Share on the Nasdaq Stock Market (the “NASDAQ”), as reported in the Wall Street Journal (or if not reported thereby, as reported in another authoritative source), for the five full trading days ending on the second (2nd) Business Day immediately preceding the date on which the Effective Time occurs multiplied by (ii) the fraction of a DISH Share (after taking into account all Newco Shares held by such holder at the Effective Time and rounded to the nearest one thousandth when expressed in decimal form) to which such holder would otherwise be entitled.    No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional DISH Shares.

(e) Termination of Exchange Fund.  Any portion of the Exchange Fund (including DISH Shares) that remains unclaimed by the stockholders of Newco for eighteen (18) months after the Effective Time shall be delivered to DISH.  Any holder of Newco Shares (other than Excluded Shares) who has not theretofore complied with this Article IV shall thereafter look only to DISH for delivery of any Per Share Merger Consideration (and to the extent applicable, cash in lieu of fractional shares pursuant to Section 4.2(d) and/or any dividends or other distributions pursuant to Section 4.2(b)), payable and/or issuable pursuant to Section 4.1 and Section 4.2 upon due surrender of their Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 4.2(f)) or Book Entry Newco Shares, in each case, without interest.  Notwithstanding the foregoing, none of the Surviving Corporation, DISH, EchoStar, the Agent or any other Person shall be liable to any former holder of Newco Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Applicable Laws.  Any portion of the Exchange Fund which remains undistributed to the holders of Newco Shares immediately prior to the time at which the Exchange Fund would otherwise escheat to, or become property of, any Governmental Authority, shall, to the extent permitted by Applicable Law, become the property of DISH, free and clear of all claims or interest of any Person previously entitled thereto.

(f) Lost, Stolen or Destroyed Certificates.  In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by DISH, the posting by such Person of a bond in customary amount and upon such terms as may be required by DISH as indemnity against any claim that may be made against DISH, the Agent or any of DISH’s Subsidiaries with respect to such Certificate, the Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the Per Share Merger Consideration, and (to the extent applicable) any cash in lieu of fractional shares pursuant to Section 4.2(d) or unpaid dividends or other distributions pursuant to Section 4.2(b), that would have been payable or deliverable in respect thereof pursuant to this Agreement had such lost, stolen or destroyed Certificate been surrendered.

Section 4.3 Appraisal Rights. In accordance with Section 262 of the DGCL, no appraisal rights shall be available to holders of Newco Shares in connection with the Merger.

Section 4.4 Adjustments.  Notwithstanding anything to the contrary in this Agreement, if, between the date of this Agreement and the Effective Time, the issued and outstanding Newco Shares or securities convertible or exchangeable into or exercisable for Newco Shares or the issued and outstanding DISH Shares or securities convertible or exchangeable into or exercisable for DISH Shares, shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, extraordinary cash dividend, recapitalization, reorganization, combination, merger, issuer tender or exchange offer, or other similar transaction (other than, in the case of Newco Shares, to the extent contemplated in connection with the Pre-Closing Restructuring or Distribution), then the Per Share Merger Consideration and the Aggregate Merger Consideration shall be equitably adjusted, without duplication, to proportionally reflect such change and as so adjusted shall, from and after the date of such event, be the Per Share Merger Consideration and the Aggregate Merger Consideration, respectively; provided, that nothing in this Section 4.4 shall be construed to permit EchoStar or Newco to take any of the foregoing actions with respect to its securities to the extent otherwise prohibited by the terms of this Agreement.

Article V REPRESENTATIONS AND WARRANTIES

Section 5.1 Representations and Warranties of the EchoStar Parties.  Except as set forth in the EchoStar Reports filed with the SEC on or after December 31, 2016 and prior to the date of this Agreement (excluding, in each case, any disclosures set forth in any risk factor section or in any other section to the extent they are forward‑looking statements or cautionary, predictive or forward‑looking in nature) or in the corresponding sections of the disclosure letter delivered to the DISH Parties by EchoStar prior to entering into this Agreement (the “EchoStar Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the EchoStar Disclosure Letter shall be deemed disclosure with respect to any section of this Agreement or any other section or subsection of the EchoStar Disclosure Letter to which the relevance of such disclosure is reasonably apparent on its face and that the mere inclusion of an item in such EchoStar Disclosure Letter as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had, would have or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect), EchoStar represents and warrants to the DISH Parties that:

(a) Organization and Good Standing.  Each EchoStar Party is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has the full power and authority to enter into each Transaction Document to which it is a party and to perform its obligations thereunder.  Each entity set forth on Schedule 1.4(a)(ii) (collectively, the “Relevant EchoStar Subsidiaries”) is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization.  Each of the EchoStar Parties and the Relevant EchoStar Subsidiaries (A) has the requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (B) is duly qualified or licensed and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, except where the failure to be so qualified, licensed or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) Authorization and Execution of Transaction Documents.  (i) Other than obtaining the Requisite Stockholder Approval, each EchoStar Party has taken all necessary corporate action to authorize the execution, delivery and performance of its obligations under this Agreement and to consummate the Merger, (ii) as of the Distribution Closing, each EchoStar Party shall have taken, and shall have caused its respective applicable Subsidiaries to have taken, all necessary corporate action to consummate the Pre‑Closing Restructuring and the Distribution and (iii) as of the Closing, each EchoStar Party shall have taken, and shall have caused its respective applicable Subsidiaries to have taken, all necessary corporate action to authorize the execution, delivery and performance of its and their obligations under each of the other Transaction Documents to which it, or they, is, are, or shall be, a party.  (1) No other corporate proceedings on the part of any EchoStar Party or any Subsidiary of any EchoStar Party is necessary to approve this Agreement or to consummate the Merger, (2) as of the Distribution Closing, no other corporate proceedings on the part of any EchoStar Party or any Subsidiary of any EchoStar Party will be necessary to consummate the Pre‑Closing Restructuring or the Distribution and (3) as of the

Closing, no other corporate proceedings on the part of any EchoStar Party (including Newco) or any Subsidiary of any EchoStar Party will be necessary to approve any other Transaction Document to which it is a party.  As of the date of this Agreement, the board of directors of EchoStar has approved this Agreement, the other Transaction Documents to which it is a party, the Pre‑Closing Restructuring, the Distribution, the Merger and the other transactions contemplated hereby.  As of the date of this Agreement, the board of directors of Newco has (a) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to and in the best interests of Newco and its stockholders, (b) adopted, approved and declared advisable this Agreement, the Pre‑Closing Restructuring, the Distribution and the Merger and the other transactions contemplated by this Agreement, on the terms and subject to the conditions set forth in this Agreement, (c) resolved to recommend that the sole stockholder of Newco approve the Merger and adopt this Agreement and (d) adopted, approved and declared advisable the other Transaction Documents to which it is a party.  Other than, with respect to the approval of the Merger and the adoption of this Agreement, the affirmative vote by written consent of the sole holder of all of the issued and outstanding Newco Shares (the “Requisite Stockholder Approval”), no vote or consent of the holders of any class or series of capital stock of any EchoStar Party or any of the Relevant EchoStar Subsidiaries is necessary to approve this Agreement, the other Transaction Documents, the Pre‑Closing Restructuring, the Distribution, the Merger and the other transactions contemplated hereby.  HSSC has the power and capacity under Applicable Law in its capacity as Newco’s sole stockholder to provide the Requisite Stockholder Approval without a vote of its stockholders and without a vote of Newco’s stockholders after giving effect to the Distribution.  This Agreement has been duly executed and delivered by each EchoStar Party, and each other Transaction Document to which each EchoStar Party or each Subsidiary of any EchoStar Party is a party, when delivered by it in accordance herewith, shall have been duly executed and delivered by such EchoStar Party or Subsidiary thereof.

(c) Enforceability of Transaction Documents.  Assuming that this Agreement and each of the Transaction Documents to which any EchoStar Party or any of their respective Subsidiaries is a party is the valid and binding obligation of each DISH Party or other counterpart thereto, this Agreement constitutes, and the other Transaction Documents shall at the Closing constitute, the valid, legal and binding obligation of each EchoStar Party and each of their respective Subsidiaries that is party to each such agreement, enforceable against each such EchoStar Party or Subsidiary in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(d) Non-Contravention.  The execution and delivery by any EchoStar Party and any Subsidiary of any EchoStar Party of each of the Transaction Documents to which it is a party and the consummation of the Pre‑Closing Restructuring, the Distribution, the Merger and the other transactions contemplated hereby by it pursuant thereto will not, subject to obtaining the Requisite Stockholder Approval: (x) conflict with any requirement of its Corporate Documents; (y) assuming compliance with the matters referred to in Section 5.1(e) of this Agreement, result in a violation or breach of any Applicable Law by which it is bound or to which any of its properties is subject; or (z) with or without notice, lapse of time or both, result in a breach or violation of, a termination (or right of termination) or default under, the creation or acceleration of any obligations under or the creation of a Lien on any of the assets of such EchoStar Party or any of its Subsidiaries pursuant to any Contract binding upon such EchoStar Party or any of its

Subsidiaries or result in any change in the rights or obligations of any party under any Contract binding upon such EchoStar Party or any of its Subsidiaries, except, in the case of clauses (y) and (z), as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(e) Consents.  No consent, license, approval or authorization of, filing with, notice to or other act by or in respect of, any Governmental Authority or any other Person is required by or of any EchoStar Party or any Subsidiary of any EchoStar Party in connection with the execution, delivery, performance, validity or enforceability of any Transaction Document to which any such EchoStar Party or Subsidiary is a party or the consummation of the Pre-Closing Restructuring, the Distribution or the Merger and the other transactions contemplated hereby, except (i) any such consent, license, approval, authorization, filing, notice or act that has been obtained, made or taken, (ii) as set forth on Schedule 5.1(e), any such consent, license, approval, authorization, filing, notice or act required to assign or transfer control over, either in the Pre‑Closing Restructuring, the Distribution or the Merger, the BSS Satellites, including the Leased Satellites (the “Leased Satellite Consents”), and the Permits required from any Governmental Authority to construct, launch and operate any BSS Satellite, (iii) any other such consent, license, approval, authorization, filing, notice or act as set forth on Schedule 5.1(e), (iv) the filing with the SEC and mailing of the Joint Information Statement/Prospectus (or such other filings as may be necessary under federal securities Applicable Laws) and (v) where the failure to obtain such consent, license, approval or authorization or make such filing or take such act has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(f) Capital Structure.

(i) As of the date of this Agreement, the authorized capital stock of Newco consists of 1,000 shares of Newco Common Stock, all of which are issued and outstanding, and as of the Closing Date, the authorized capital stock of Newco will consist of the number of shares of EchoStar Common Stock outstanding on the Distribution Record Date.  All shares of Newco Common Stock are owned by HSSC (all shares of which are owned by EchoStar), and prior to the Distribution Closing will be, owned by EchoStar, and there are no other equity interests authorized, issued or outstanding in Newco.  There are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate Newco to issue or sell any shares of capital stock or other securities of Newco or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of Newco, and no securities or obligations evidencing such rights are authorized, issued or outstanding.  All of the Newco Shares have been duly authorized and are validly issued, fully paid and nonassessable.  Newco does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of Newco on any matter.  HSSC has good and valid title to the Newco Shares, free and clear of any Liens.

(ii) There are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate any member of the EchoStar Group to issue or sell any shares of capital stock or other securities of the Relevant EchoStar Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Relevant EchoStar Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding.  All of the equity interests of the Relevant EchoStar Subsidiaries have been duly authorized and are validly issued, fully paid and nonassessable.  None of the Relevant EchoStar Subsidiaries has outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of any such entity on any matter.

(iii) Schedule 5.1(f)(iii) sets forth a true and complete list of (A) all Indebtedness and (B) each Contract (1) that is a letter of credit, performance bond, banker’s acceptance, corporate guarantee or other similar agreement or credit transaction issued and outstanding in connection with the BSS Business that would be an Assumed Liability, with, in each case, an indication of any amounts drawn thereunder or (2) in respect of any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which are required to be classified and accounted for under GAAP as capital leases in connection with the BSS Business, with, in the case of each of (1) and (2), the value ascribed to such letter of credit, performance bond, banker’s acceptance, corporate guarantee or capital lease.

(g) Reports; Financial Statements.

(i) EchoStar has filed or furnished, as applicable, on a timely basis all material forms, statements, reports and documents required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act since December 31, 2016 (the “Applicable Date”) (such forms, statements, reports and documents filed or furnished since the Applicable Date and those filed or furnished subsequent to the date of this Agreement, including any amendments thereto, the “EchoStar Reports”).  Each of the EchoStar Reports, at the time of its filing or being furnished (or, if amended prior to the date of this Agreement, as of the date of such amendment) complied as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act.

(ii) Each of the consolidated balance sheets included in or incorporated by reference into the EchoStar Reports (including the related notes and schedules), fairly presents the consolidated financial position of EchoStar and its consolidated Subsidiaries as of the dates thereof and each of the consolidated statements of operations and comprehensive income (loss), changes in stockholders’ or shareholder’s equity and cash flows included in or incorporated by reference into the EchoStar Reports (including any related notes and schedules), fairly presents the results of operations and cash flows of EchoStar and its consolidated Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to normal year-end adjustments and lack of footnote disclosure), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein or may be permitted by the SEC under the Exchange Act.

(iii) The financial information in the EchoStar Reports with respect to the ESS segment of EchoStar (A) was derived from the books and records of EchoStar and its Subsidiaries; (B) was prepared in good faith in accordance with GAAP consistently applied during the periods involved (except for goodwill and certain other assets and liabilities as may be noted therein); and (C) is materially representative of the historical financial position of the ESS segment, and the management of EchoStar did not knowingly fail to take into account any material information in preparing the financial information in the EchoStar Reports with respect to the ESS segment of EchoStar.

(iv) There are no obligations or liabilities of EchoStar or any of its Subsidiaries primarily arising from or resulting from the operation of the BSS Business or the ownership of the Transferred Assets, whether or not accrued, contingent or otherwise and whether or not required to be disclosed or any other facts or circumstances which could reasonably be expected to result in any claims against, or obligations or liabilities of, the BSS Business, except for (x) future executory liabilities arising under any BSS Business Contract (other than as a result of breach of contract, tort, infringement or violation of Applicable Law) or (y) those that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(h) Absence of Certain Changes.  Since December 31, 2018, EchoStar and each of its Subsidiaries have conducted the BSS Business only in accordance with the Ordinary Course of Business, and there has not been, with respect to the BSS Business or any Transferred Asset:

(i) any fact, event, action, change, occurrence, condition or effect which has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; or

(ii) any action taken by EchoStar or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Closing Date, would constitute a violation or breach of or would otherwise require consent under Section 6.2.

(i) Compliance with Laws.

(i) EchoStar and each of its Subsidiaries is in and has, since the Applicable Date, been in compliance in all material respects with Applicable Laws (including the Communications Act but excluding Environmental Laws) and Permits, in each case, to the extent applicable to the BSS Business.  Neither EchoStar nor any of its Subsidiaries has received any written notice or confirmation of any material noncompliance with any such Applicable Laws or any such Permits applicable to the BSS Business that has not been cured as of the date of this Agreement.

(ii) EchoStar and its Subsidiaries have, and following the Pre‑Closing Restructuring, Newco shall have, all material Permits necessary to own, operate and conduct the BSS Business as currently conducted.  All such material Permits are valid, in force and in good standing.  There is no default on the part of EchoStar or any of its Subsidiaries, or to the knowledge of the EchoStar Parties, any other party, under any such Permit.  Schedule 5.1(i)(ii) sets forth a correct and complete list of each Permit held by EchoStar and its Subsidiaries material to the BSS Business.  No notices from a Governmental Authority have been received by EchoStar or any of its Subsidiaries with respect to any material (i) actual or alleged violation of, or failure to comply with, any term or requirement of any such Permit or (ii) threatened or pending sanction, revocation, withdrawal, termination, rescission, suspension, cancellation, modification, corrective action or limitation of, or with respect to, any such Permit.

(iii) Since the Applicable Date, neither the EchoStar Parties nor any of their Subsidiaries, nor, to the knowledge of the EchoStar Parties, any Representative of the EchoStar Parties or of any of their Subsidiaries, has taken any action in furtherance of an offer, payment, promise to pay, or authorization of the payment of any money, or offer, gift, promise to give, or authorization of the giving of anything of value directly, or indirectly through an intermediary, to any “government official” (including any officer or employee of a government or government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office) in order to influence official action which would result in a violation by such persons of the FCPA, the UK Bribery Act of 2010 or any other Applicable Law that prohibits corruption, bribery or any of the foregoing actions (collectively, the “Anti‑Corruption Laws”) in connection with the operation of the BSS Business or ownership of the Transferred Assets.  The EchoStar Parties and their Subsidiaries have conducted the BSS Business in compliance with all Anti‑Corruption Laws in all material respects and maintain and will continue to maintain policies and procedures that are designed to provide reasonable assurance of compliance with such laws.

(iv) Neither EchoStar nor any of its Subsidiaries, nor, to the knowledge of the EchoStar Parties, any Representative of the EchoStar Parties or any of their Subsidiaries is or is 50% or more owned or controlled by one or more Persons that are: (A) the subject of any sanctions administered by OFAC or the U.S. Department of State, the United Nations Security Council, the European Union, or other relevant sanctions authority (collectively, “Sanctions”), or (B) located, organized or resident in a country or territory that is the subject of Sanctions (including the Crimea region of Ukraine, Cuba, Iran, North Korea and Syria).

(v) Since the Applicable Date, neither EchoStar nor any of its Subsidiaries has engaged in, directly or indirectly, any dealings or transactions relating to the BSS Business with any Person, or any country or territory that, at the time of the dealing or transaction, is or was the subject of Sanctions, except as otherwise authorized pursuant to Sanctions.

(vi) Since the Applicable Date, EchoStar and its Subsidiaries have been in compliance in all material respects with, and have not been given written notice of any material violation of, any applicable Sanctions or export control laws.

(vii) The EchoStar Parties and each of their Subsidiaries have instituted policies and procedures reasonably designed to ensure the compliance in all material respects of the EchoStar Parties and each of their Subsidiaries with all applicable export controls, Sanctions and Anti‑Money Laundering Laws in connection with the operation of the BSS Business or ownership of the Transferred Assets.

(j) Litigation and Other Proceedings.  Except as would not have or reasonably be expected to have a Material Adverse Effect, (i) there is no pending or, to the knowledge of the EchoStar Parties, threatened in writing, claim, action, suit, investigation or proceeding relating to or affecting the operation of the BSS Business or the ownership of the Transferred Assets, and (ii) none of EchoStar or any of its Subsidiaries, or any of their respective properties, is subject to any order, injunction, judgment or decree by or before any Governmental Authority concerning the BSS Business or the ownership of the Transferred Assets.  There is no claim, action, suit, investigation or proceeding pending or, to the knowledge of the EchoStar Parties, threatened against any member of the EchoStar Group related to the BSS Business, the ownership of the Transferred Assets or any of its properties, including with respect to the release of Hazardous Substances, except for matters that have not, individually or in the aggregate, resulted in and would not reasonably be expected to result in (i) any criminal liability of any member of the EchoStar Group related to the BSS Business or any director, officer or employee of any member of the EchoStar Group related to the BSS Business or (ii) a Material Adverse Effect.

(k) Intellectual Property.

(i) Schedule 5.1(k)(i) sets forth a true and complete list of all Registered Intellectual Property owned or purported to be owned by the EchoStar Parties and included in the Transferred Assets (“Separated Registered IP Assets”), indicating for each Registered item the registration or application number, registration or application date and the applicable filing jurisdiction (or in the case of an Internet domain name, the applicable domain name registrar).  There are no inventorship challenges, opposition or nullity proceedings or interferences declared or commenced with respect to any Patents included in the Separated Registered IP Assets or, to the knowledge of the EchoStar Parties, threatened.

(ii) EchoStar or one of its Subsidiaries owns solely and exclusively the Intellectual Property owned or purported to be owned by the EchoStar Parties or their respective Subsidiaries and included in the Transferred Assets (the “Separated IP Assets”), free and clear of all Liens other than Permitted Liens.

(iii) Together with the Intellectual Property licensed under the Intellectual Property and Technology License Agreement, and the Transition Services Agreement(s), if any, and any other Contract, arrangement or understanding remaining in effect following the Closing Date between DISH and its Subsidiaries, on the one hand, and EchoStar and its Subsidiaries, on the other hand, the Transferred Assets and other Intellectual Property possessed by Newco constitute, in all material respects, all the Intellectual Property that is used, contemplated for use or held for use in the ownership, operation and conduct of the BSS Business as currently owned, operated and conducted.

(iv) The Separated IP Assets are subsisting and, to the knowledge of EchoStar, the issued or granted Separated Registered IP Assets included therein are valid and enforceable.  The Separated IP Assets are not subject to any outstanding order, judgment, decree or agreement adversely affecting the EchoStar Parties’ use or contemplated use of such Intellectual Property or their rights in or to such Intellectual Property.  There has been no material litigation, opposition, cancellation, proceeding or claim pending or, to the knowledge of EchoStar, threatened since the Applicable Date against the EchoStar Parties concerning the ownership, validity, registerability or enforceability of any Separated IP Assets.

(v) To the knowledge of the EchoStar Parties, the conduct of the BSS Business as currently conducted does not infringe, misappropriate or otherwise violate, and has not infringed, misappropriated or otherwise violated during the three (3) year period immediately preceding the date of this Agreement, any Intellectual Property of any third party.  There has been no claim, action, suit, proceeding or investigation pending or, to knowledge of the EchoStar Parties, threatened (including “cease and desist” letters and written invitations to take a patent license) against EchoStar or any of its Subsidiaries concerning the BSS Business since the Applicable Date, alleging the same.  To the knowledge of the EchoStar Parties, no third party is infringing, misappropriating or violating any material Separated IP Assets.

(vi) EchoStar and each of its Subsidiaries have taken reasonable measures to protect the confidentiality and value of the Trade Secrets included in the Separated IP Assets.

(vii) The IT Assets included in the Transferred Assets (the “Separated IT Assets”) (A) operate and perform in all material respects in accordance with their documentation and functional specifications, (B) have not materially malfunctioned or failed within the past three (3) years in a manner that has had a material impact on the BSS Business, and (C) are free from material bugs or other defects, and do not contain any Malicious Code.  To the knowledge of the EchoStar Parties, no Person has gained unauthorized access to the Separated IT Assets during the three (3) year period immediately preceding the date hereof.  Each of EchoStar and its Subsidiaries has implemented reasonable backup and disaster recovery technology processes for the Separated IT Assets.

(viii) EchoStar and each of its Subsidiaries has complied in all material respects with all Applicable Laws and contractual and fiduciary obligations relating to the collection, storage, use, transfer and any other processing of any Personally Identifiable Information collected by or used in the BSS Business.  EchoStar and each of its Subsidiaries has at all times taken all steps reasonably necessary (including implementing and monitoring compliance with adequate measures with respect to technical and physical security) to ensure that all such Personally Identifiable Information is protected against loss and against unauthorized access, use, modification or disclosure, and there has been no unauthorized access to or misuse of such Personally Identifiable Information.

(ix) Neither EchoStar nor any of its Subsidiaries has incorporated Technology subject to an Open Source License into, or combined, linked, or distributed any such Technology with, any products or services of the BSS Business, in any manner that creates, or purports to create, obligations for the EchoStar Parties, with respect to any part of such products or services that is not (A) Technology owned by a third party subject to an Open Source License or (B) Technology which is intentionally distributed and licensed to third parties by the EchoStar Parties under an Open Source License.  None of the EchoStar Parties is, in any material respect, in violation or breach of any Open Source License.

(l) Material Contracts.

(i) Each Material Contract is valid and binding on EchoStar and each of its Subsidiaries party thereto and, to the knowledge of the EchoStar Parties, any other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect which have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  Except which has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there is no default under any Material Contract by EchoStar or any of its Subsidiaries party thereto or bound thereby and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by EchoStar or any of its Subsidiaries party thereto or bound thereby or, to the knowledge of the EchoStar Parties, any other party thereto.

(ii) Schedule 5.1(l)(ii) sets forth a true and correct list of each Material Contract, and a copy of each Material Contract (including schedules and exhibits thereto) has been made available to the DISH Parties.

(m) Employee Benefits and Labor.

(i) Each Benefit Plan has been established, operated and administered in compliance in all material respects with its terms and Applicable Law, including ERISA and the Code, and there are no pending or, to the knowledge of the EchoStar Parties, threatened claims (other than routine claims for benefits) or proceedings by a Governmental Authority by, on behalf of or against any Benefit Plan or any trust related thereto which could reasonably be expected to result in any material liability which would be an Assumed Liability.  Each Benefit Plan that is intended to be qualified under Section 401(a) of the Code has been determined by the Internal Revenue Service to be qualified under Section 401(a) of the Code and, to the knowledge of the EchoStar Parties, nothing has occurred that would adversely affect the qualification or tax exemption of any such Benefit Plan.  To the knowledge of the EchoStar Parties, with respect to any Benefit Plan that is an “employee benefit plan” within the meaning of Section 3(3) of ERISA, none of the EchoStar Parties nor any of their Subsidiaries has engaged in any breach of fiduciary responsibility or any “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) in connection with which the EchoStar Party or Subsidiary reasonably could be subject to either a material civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a material tax imposed pursuant to Section 4975 or 4976 of the Code.

(ii) As of the date hereof, none of the Transferred Employees are covered by any collective bargaining agreement or other agreement with a labor union or like organization, and, to the knowledge of the EchoStar Parties, there are no activities or proceedings by any individual or group of individuals, including representatives of any labor organizations or labor unions, to organize any such employees.

(iii) Except as set forth on Schedule 5.5(m)(iii), there is no claim, action, suit, investigation or proceeding pending or, to the knowledge of the EchoStar Parties, threatened against any member of the EchoStar Group by any Transferred Employee or any former employee of EchoStar or any of its Subsidiaries who was primarily dedicated to providing services to the BSS Business, including any workers compensation claims and charges filed with the U.S. Equal Employment Opportunity Commission, in each case, in the Ordinary Course of Business.

(n) Environmental Matters.  Except as set forth on Schedule 5.1(n),  (a) the BSS Business has been conducted, since the Applicable Date, in compliance in all material respects with all applicable Environmental Laws, (b) neither EchoStar nor any of its Subsidiaries is conducting or is required to conduct any investigation, remediation or other action pursuant to the requirements of any Environmental Law at any Transferred Site contaminated with any Hazardous Substance or property formerly owned or operated by EchoStar or any of its Subsidiaries (including soils, groundwater, surface water, buildings or other structures at such properties) contaminated with any Hazardous Substance, (c) neither EchoStar nor any of its Subsidiaries is subject to remedial action Liability under applicable Environmental Law for any Hazardous Substance disposal or contamination on any third party property that received Hazardous Substances, (d) neither EchoStar nor any of its Subsidiaries has received any written notice, demand, letter, claim or request for information alleging that EchoStar or any of its Subsidiaries is in violation of or subject to liability under any Environmental Law, (e) neither EchoStar nor any of its Subsidiaries is subject to any written order, decree or injunction with any Governmental Authority relating to any Environmental Liability or relating to Hazardous Substances, in each case of clauses (a) through (e), to the extent primarily relating to the operation of the BSS Business or the ownership of the Transferred Assets and (f) to the knowledge of the EchoStar Parties there are no other circumstances or conditions involving the BSS Business or the ownership of the Transferred Assets that would reasonably be expected to result in any material claim, Liability, investigation, cost or restriction on the ownership, use or transfer of any property pursuant to any Environmental Law.

(o) Assets.

(i) Except for properties, interests, Assets, services and rights that are the subject of Consents as set forth on Schedule 5.1(e) and which may not be delivered as of the Closing Date (provided that the benefits of such properties, interests, Assets, services and rights is appropriately held on behalf of Newco and its Subsidiaries pursuant to Section 1.8), Newco will have access to and use of as of the Closing Date all Transferred Assets including (A) good and marketable fee simple title to, or a valid and binding leasehold interest in, the real property it owns or leases that is included in the Transferred Assets and (B) good title to the personal tangible property it owns or leases that is included in the Transferred Assets, in each case, free and clear of all Liens, except Permitted Liens.

(ii) Except for Intellectual Property, which is addressed in Section 5.1(k)(iii), immediately following the Closing, the Transferred Assets, together with the Assets or services for which provision for access thereto is otherwise made in the Transaction Documents (taking into account each such Asset only to the extent to which such access is so provided to Newco following the Distribution Closing) remaining in effect following the Closing Date, including those Assets already in possession of Newco or one of its Subsidiaries (and remaining in possession of Newco or one of its Subsidiaries as of the Closing Date), constitute all the Assets necessary to conduct the BSS Business in the same manner as which the BSS Business is being conducted or contemplated to be conducted on the date hereof by EchoStar and its Subsidiaries in all material respects.

(iii) Except as would not have or reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (A) the tangible Transferred Assets are in good condition, reasonable wear and tear excepted, and (B) the plants, buildings, structures and other improvements included in the Transferred Assets are structurally sound, free of defects and with no material alterations or repairs required thereto under Applicable Law or insurance company requirements, have access to public roads or valid easements for such ingress and egress and have access to water supply, storm and sanitary sewer facilities, telephone, gas and electrical connections, fire protection and drainage and other similar systems and facilities, in each case, as necessary to permit the use of such plants, buildings and structures in the operation of the BSS Business as conducted on the date hereof.

(iv) Since the Applicable Date, neither EchoStar nor any of its Subsidiaries has:  (A) experienced any material interruption in the provision of services to customers at the Data Centers or (B) experienced any material security breaches at any of the Data Centers.

(p) BSS Satellites.

(i) The EchoStar Parties and their Subsidiaries have, and at the Closing, Newco will have, good and marketable title to the BSS Satellites (other than to the Leased Satellites), free and clear of all Liens, except Permitted Liens.

(ii) The EchoStar Parties have made available to DISH information with respect to the orbital location, data transmission capabilities and the remaining useful life of the BSS Satellites, including an estimate of available propellant or bi-propellant for each BSS Satellite and any spacecraft-related incidents or anomalies observed on any BSS Satellite since its launch that DISH does not otherwise have access to, which information, to the knowledge of the EchoStar Parties, is (1) accurate in all material respects and (2) presents a fair depiction of the current health and operational status of each BSS Satellite in all material respects.

(iii) An accurate and complete list of the annual in-orbit incentive payments, including principal and interest, for each of the BSS Satellites has been provided by the EchoStar Parties to DISH.

(q) Real Properties.
(i) Schedule 5.1(q)(i) sets forth a list of all leases, subleases, licenses and occupancy agreements in respect of the Leased Sites (the “Transferred Real Property Leases”).

(ii) EchoStar and its Subsidiaries have good and valid leasehold estate in and the right to quiet enjoyment of the Leased Sites pursuant to a legal, valid and binding lease in full force and effect and enforceable in all material respects in accordance with its terms upon EchoStar, its Subsidiaries and, to the knowledge of the EchoStar Parties, each other Person that is a party to such lease.  With respect to each of the Transferred Real Property Leases: (A) such Transferred Real Property Lease is valid and binding on EchoStar and each of its Subsidiaries party thereto and, to the knowledge of the EchoStar Parties, any other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect which have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; (B) except which has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, neither EchoStar, its Subsidiaries nor, to the knowledge of the EchoStar Parties, any other party to such Transferred Real Property Lease is in breach or default thereunder, and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default thereunder; (C) no security deposit or portion thereof deposited with respect to such Transferred Real Property Lease has been applied in respect of a breach or default under such Transferred Real Property Lease which has not been redeposited in full; (D) neither EchoStar nor any of its Subsidiaries owes, nor will owe in the future, any brokerage commissions or finder’s fees with respect to such Transferred Real Property Lease; (E) to the knowledge of the EchoStar Parties, the counterparty to such Transferred Real Property Lease has not subleased, licensed or otherwise granted any Person (other than EchoStar or its Subsidiaries) the right to use or occupy the premises demised thereunder or any portion thereof; (F) to the knowledge of the EchoStar Parties, the counterparty has not collaterally assigned or granted any other security interest in such Transferred Real Property Lease; and (G) to the knowledge of the EchoStar Parties, there are no Liens on the estate or interest created by such Transferred Real Property Lease, other than Permitted Liens.

(iii) EchoStar or any of its Subsidiaries has good and marketable fee simple title to all Owned Sites and such title is not subject to any Liens, other than Permitted Liens.  Except as set forth on Schedule 5.1(q)(iii), there are no options, rights of first offer or rights of first refusal to purchase any Owned Site or any material portion thereof.

(iv) No Transferred Site is subject to any Order to be sold or is being condemned, expropriated or otherwise taken by any public authority with or without payment of compensation therefor nor, to the knowledge of the EchoStar Parties, has any condemnation, expropriation or taking been proposed, and there is no pending or, to the knowledge of the EchoStar Parties, threatened legislation introduced to change any zoning classification of any Transferred Site.

(v) As of the date of this Agreement, there are no pending property insurance claims with respect to any interest of EchoStar or any of its Subsidiaries in any Transferred Site or any portion thereof.  As of the date of this Agreement, the EchoStar Parties and their Subsidiaries have not received any written notice from any insurance company or any board of fire underwriters (or any entity exercising similar functions) with respect to any Transferred Site or any portion thereof (A) requesting the EchoStar Parties or their Subsidiaries to perform any repairs, alterations, improvements or other work for such Transferred Site which the EchoStar Parties or their Subsidiaries have not completed in all material respects or (B) notifying the EchoStar Parties or their Subsidiaries of any defects or inadequacies in such Transferred Site, or other conditions, which would materially and adversely affect the insurability of such Transferred Site or the premiums for the insurance thereof.

(vi) The use and operation of the Transferred Sites in the conduct or operations of the BSS Business does not violate any material contractual covenant, condition, restriction, easement, license, right of way or agreement.  No Transferred Site or any buildings, structures, facilities, fixtures or other improvements thereon or the use thereof contravenes or violates any building, zoning, administrative, occupational safety and health or other Applicable Law in any material respect.

(vii) Except for the Contracts set forth on Schedule 5.1(q)(vii), neither EchoStar nor any of its Subsidiaries has entered into any lease, sublease, license or other occupancy agreement to occupy space of any of the Transferred Sites where EchoStar or any of its Subsidiaries is the lessor or sublessor or is otherwise similarly situated.

(viii) During the past three (3) years, no Transferred Site has suffered any material damage, destruction or other casualty loss, whether or not covered by insurance.
(ix) There is no Indebtedness secured over, relating to or listed on the title record for, any Transferred Site, other than Permitted Liens.

(r) Related Party Transactions.    Schedule 5.1(r) contains an accurate and complete list of all material (A) loans, leases and other written and executed Contracts between EchoStar or any of its Subsidiaries (other than Newco or its Subsidiaries) or the directors, officers or employees of such entities (or Affiliates of any such directors, officers or employees), or any immediate family members of the foregoing that are natural persons (each of the foregoing, together with each other Person to the extent such Person is acting for the benefit for the foregoing, a “EchoStar Related Party”), on the one hand, and, after giving effect to the Pre‑Closing Restructuring, Newco, on the other hand, (B) written and executed Contracts between an EchoStar Related Party and a third party vendor for the benefit of, after giving effect to the Pre‑Closing Restructuring, Newco, (C) written and executed Contracts between, after giving effect to the Pre‑Closing Restructuring, Newco and a third party vendor for the benefit of any EchoStar Related Party and (D) any other written and executed BSS Business Contract to which an EchoStar Related Party is a party.

(s) Investment Company Act.  Neither EchoStar nor Newco is, or will become after giving effect to the Pre‑Closing Restructuring and the Distribution, an “investment company” required to be registered under the Investment Company Act of 1940, as amended.

(t) Takeover Statutes.  No “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”) or any anti-takeover provision in EchoStar’s, Newco’s or any of the Relevant EchoStar Subsidiaries’ Corporate Documents applies to this Agreement, the Transaction Documents, the Pre‑Closing Restructuring, the Distribution, the Merger and the other transactions contemplated hereby.

(u) No Brokers.  Except for Deutsche Bank Securities Inc., no agent, broker, investment banker, Person or firm is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee payable by EchoStar or any of its Subsidiaries directly or indirectly in connection with the Pre‑Closing Restructuring, the Distribution, the Merger and the other transactions contemplated hereby.

(v) Opinion of Financial Advisor.  The board of directors of EchoStar has received an opinion of Deutsche Bank Securities Inc. to the effect that, as of the date of such opinion, and subject to the assumptions, limitations, qualifications and conditions contained therein, the aggregate 22,937,188 DISH Shares to be received by holders of Newco Common Stock in the Merger, was fair to such holders from a financial point of view, in the aggregate, excluding DISH, EchoStar, Charles Ergen and their respective affiliates.  EchoStar will make available to DISH an informational copy of such opinion as soon as practicable following the execution of this Agreement.

Section 5.2 Representations and Warranties of the DISH Parties.  Except as set forth in the DISH Reports filed with the SEC on or after December 31, 2016 and prior to the date of this Agreement (excluding, in each case, any disclosures set forth in any risk factor section or in any other section to the extent they are forward‑looking statements or cautionary, predictive or forward‑looking in nature) or in the corresponding sections of the disclosure letter delivered to the EchoStar Parties by DISH prior to entering into this Agreement (the “DISH Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the DISH Disclosure Letter shall be deemed disclosure with respect to any section of this Agreement or any other section or subsection of the DISH Disclosure Letter to which the relevance of such disclosure is reasonably apparent on its face and that the mere inclusion of an item in such DISH Disclosure Letter as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had, would have or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect), DISH represents and warrants to the EchoStar Parties that:

(a) Organization; Good Standing; Qualification.  Each DISH Party is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has the full power and authority to enter into each Transaction Document to which it is a party and to perform its obligations thereunder, and (A) has the requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (B) is duly qualified or licensed and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, except where the failure to be so qualified or licensed has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) Authorization and Execution of Transaction Documents.  (i) Each DISH Party has taken all necessary corporate action to authorize the execution, delivery and performance of its obligations under this Agreement and to consummate the Merger, and (ii) as of the Closing, each DISH Party (not including Newco) shall have taken all necessary corporate action to authorize the execution, delivery and performance of its obligations under each of the other Transaction Documents to which it is, or shall be, a party.  As of the date of this Agreement, the board of directors of DISH has approved this Agreement, the other Transaction Documents to which it is a party, the Merger and the issuance of DISH Shares.  As of the date of this Agreement, the board of directors of Merger Sub has (a) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to and in the best interests of Merger Sub and its stockholders, (b) adopted, approved and declared advisable this Agreement and the Merger, on the terms and subject to the conditions set forth in this Agreement and (c) resolved to recommend that the sole stockholder of Merger Sub approve the Merger and adopt this Agreement.  This Agreement has been duly executed and delivered by each DISH Party, and each other Transaction Document to which it is a party, when delivered by it in accordance herewith, shall have been duly executed and delivered by such DISH Party.  No vote of the holders of any class of common stock of DISH is required to consummate the Merger or the other transactions contemplated hereby.

(c) Enforceability of Transaction Documents.  Assuming that this Agreement and each of the Transaction Documents to which any DISH Party is a party is the valid and binding obligation of each of the EchoStar Parties thereto, this Agreement constitutes, and each other Transaction Document shall, as of the Closing, constitute, the valid, legal and binding obligation of such DISH Party, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(d) Non-Contravention.  The execution and delivery by any DISH Party of each of the Transaction Documents to which it is a party and the consummation of the Merger or the issuance of DISH Shares by it pursuant thereto will not:  (i) conflict with any requirement of its Corporate Documents; (ii) assuming compliance with the matters referred to in Section 5.2(e) of this Agreement, result in a violation or breach of any Applicable Law by which it is bound or to which any of its properties is subject; or (iii) with or without notice, lapse of time or both, result in a breach or violation of, a termination (or right of termination) or default under, the creation or acceleration of any obligations under or the creation of a Lien on any of the assets of such DISH Party or its Subsidiaries pursuant to any Contract binding upon such DISH Party or its Subsidiaries or result in any change in the rights or obligations of any party under any Contract binding upon such DISH Party or its Subsidiaries, except, in the case of clauses (ii) and (iii), as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(e) Consents.  No consent, license, approval or authorization of, filing with, notice to or other act by or in respect of, any Governmental Authority or any other Person is required by or of such DISH Party in connection with the execution, delivery, performance, validity or enforceability of any Transaction Document to which such DISH Party is a party or the consummation of the Merger and the issuance of DISH Shares, except for (i) the filing with the SEC and effectiveness of the S-4 Registration Statement, (ii) any filings required to be made with NASDAQ for the listing of DISH Shares, (iii) any such consent, license, approval, authorization, filing, notice or act that has been obtained, made or taken, and (iv) where the failure to obtain such consent, license, approval or authorization or make such filing or take such act as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(f) Merger Sub.    The authorized capital stock of Merger Sub consists of 1,000 shares of Merger Sub Common Stock, all of which are validly issued and outstanding.  All of the Merger Sub Common Stock is, and at the Effective Time will be, owned by DISH or an Affiliate of DISH.  Merger Sub has not conducted any business prior to the date of this Agreement and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement, the Merger and the other transactions contemplated hereby.

(g) Reports; Financial Statements.

(i) DISH has filed or furnished, as applicable, on a timely basis all material forms, statements, reports and documents required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act since the Applicable Date (such forms, statements, reports and documents filed or furnished since the Applicable Date and those filed or furnished subsequent to the date of this Agreement, including any amendments thereto, the “DISH Reports”).  Each of the DISH Reports, at the time of its filing or being furnished (or, if amended prior to the date of this Agreement, as of the date of such amendment) complied as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act.

(ii) Each of the consolidated balance sheets included in or incorporated by reference into the DISH Reports (including the related notes and schedules), fairly presents the consolidated financial position of DISH and its consolidated Subsidiaries as of the dates thereof and each of the consolidated statements of operations and comprehensive income (loss), changes in stockholders’ or shareholder’s equity and cash flows included in or incorporated by reference into the DISH Reports (including any related notes and schedules), fairly presents the results of operations and cash flows of DISH and its consolidated Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to normal year-end adjustments and lack of footnote disclosure), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein or may be permitted by the SEC under the Exchange Act.

(iii) There are no obligations or liabilities of DISH or any of its Subsidiaries, whether or not accrued, contingent or otherwise and whether or not required to be disclosed or any other facts or circumstances which could reasonably be expected to result in any claims against, or obligations or liabilities of, DISH or its Subsidiaries except for (x) those liabilities set forth in the consolidated balance sheets included in or incorporated by reference into the DISH Reports, (y) future executory liabilities arising under any Contract binding upon DISH or any of its Subsidiaries (other than as a result of breach of contract, tort, infringement or violation of Applicable Law)  or (z) those that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(h) Litigation and Other Proceedings.  Except as would not have or reasonably be expected to have a Material Adverse Effect, (i) there is no claim, action, suit, investigation or proceeding pending or, to the knowledge of the DISH Parties, threatened in writing against DISH or any of its Subsidiaries by or before any Governmental Authority and (ii) none of the DISH Parties or any of their respective Subsidiaries nor any of their respective properties is or are subject to any judgment, order, injunction, rule or decree of, by or before any Governmental Authority, in each case of clauses (i) and (ii), (1) that are reasonably likely to prohibit or restrain the ability of the DISH Parties to enter into this Agreement or any other Transaction Document or consummate the Merger or the issuance of DISH Shares, or (2) challenging or seeking to make illegal or otherwise restrain, enjoin or prohibit the consummation of the Merger or the issuance of DISH Shares.  There is no claim, action, suit, investigation or proceeding pending or, to the knowledge of the DISH Parties, threatened in writing against DISH or any of its Subsidiaries relating to the Merger or the issuance of DISH Shares, in each case, except for matters that have not resulted in, and would not reasonably be expected to result in, (i) any criminal liability of DISH or any of its Subsidiaries or any director, officer or employee of DISH or any of its Subsidiaries or (ii) a Material Adverse Effect.

(i) Investment Company Act.  Neither DISH nor Merger Sub is, or will become after giving effect to the Merger and issuance of DISH Shares, an “investment company” required to be registered under the Investment Company Act of 1940, as amended.

(j) No Brokers.  Except for BofA Securities, Inc., no agent, broker, investment banker, Person or firm is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee payable by DISH, the DISH Parties or any of their Subsidiaries directly or indirectly in connection with the Merger or the issuance of DISH Shares.

(k) Opinion of Financial Advisor.  The board of directors of DISH has received an opinion (which, if initially rendered orally, has been or will be confirmed by a written opinion, dated as of the same date) of BofA Securities, Inc., as financial advisor to DISH solely to render an opinion to the board of directors of DISH, to the effect that, as of the date of such opinion, and based on and subject to the various assumptions and limitations set forth therein, the Exchange Ratio provided for in this Agreement is fair to DISH from a financial point of view.  DISH will make available to EchoStar an informational copy of such opinion as soon as practicable following the execution of this Agreement.

(l) Absence of Certain Changes.  Since December 31, 2018, DISH and each of its Subsidiaries have conducted their respective businesses only in accordance with the Ordinary Course of Business, and there has not been:

(i) any fact, event, action, change, occurrence, condition or effect which has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; or

(ii) any action taken by DISH or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Closing Date, would constitute a violation or breach of or would otherwise require consent under Section 6.3.

Article VI COVENANTS
Section 6.1 Access to Information.

(a) Prior to the Closing, each of the DISH Parties and their Affiliates shall be entitled, through their directors, officers, employees, consultants, agents, accountants, attorneys and other representatives (including their legal and financial advisors) (together, such Party’s “Representatives”), to make such investigation of the properties, businesses and operations to the extent related to the BSS Business and such examination of the books and records to the extent related to the BSS Business, and to receive such information, including financial information, as it reasonably requests and to make extracts and copies of such books and records, including access to customary supporting information, data and documentation utilized in or necessary for the preparation of the DISH Reports.  Any such investigation and examination shall be conducted under reasonable circumstances and shall be subject to any restrictions under Applicable Law.  The EchoStar Parties shall cause the Representatives of the BSS Business, respectively, to promptly cooperate with the DISH Parties and their Representatives in connection with such investigation and examination, and the DISH Parties and their Representatives shall promptly cooperate with the respective Representatives of the BSS Business and shall use their reasonable efforts to minimize any disruption to the business.

(b) Following the Closing, the DISH Parties will give the EchoStar Parties reasonable access during the DISH Parties’ regular business hours upon reasonable advance notice and subject to restrictions under Applicable Law to books and records transferred to the DISH Parties to the extent necessary for the preparation of financial statements or regulatory filings of the EchoStar Parties or their Affiliates in respect of periods ending on or prior to the Closing, or in connection with any Legal Proceedings.  The EchoStar Parties shall be entitled, at their sole cost and expense, to make copies of the books and records to which they are entitled to access pursuant to this Section 6.1(b).

(c) Following the Closing, the EchoStar Parties will give, or cause to be given, the DISH Parties and their Affiliates reasonable access during the EchoStar Parties’ regular business hours upon reasonable advance notice and subject to restrictions under Applicable Law to their respective books and records to the extent relating to the BSS Business to the extent necessary for the preparation of financial statements or regulatory filings of DISH and Newco in respect of periods ending on or prior to the Closing, in connection with any Legal Proceedings, or to the extent reasonably necessary or advisable to operate the BSS Business after the Closing, and such information will not be unreasonably withheld or delayed by EchoStar or any of its Subsidiaries.  DISH, the DISH Parties and their Affiliates shall be entitled, at their sole cost and expense, to make copies of the books and records to which they are entitled to access pursuant to this Section 6.1(c).

(d) No investigation pursuant to this Section 6.1 or otherwise shall affect or be deemed to modify any representation, warranty, covenant or agreement made by the EchoStar Parties or the DISH Parties or to modify any condition set forth in this Agreement.

Section 6.2 Conduct of the BSS Business Pending the Closing.

(a) Prior to the Closing, except (I) as permitted by Schedule 6.2, (II) as required by Applicable Law, (III) as otherwise expressly required or expressly contemplated by this Agreement or any other Transaction Document, (IV) with the prior written consent of DISH (such consent not to be unreasonably withheld, conditioned or delayed), or (V) to the extent contemplated by, or reasonably necessary in connection with, the Pre-Closing Restructuring and the Distribution, EchoStar (or, as applicable, Newco) shall, and shall cause its Subsidiaries to, (i) conduct the BSS Business only in the Ordinary Course of Business; and (ii) use its commercially reasonable efforts to (A) preserve the present business operations of, Assets primarily related to, and organization and goodwill of, in each case, the BSS Business, (B) preserve the present relationships with customers, licensors, vendors, distributors and suppliers to the extent primarily related to the BSS Business and other third parties having a business relationship with the BSS Business, (C) preserve the BSS Business and its business organization intact and retain the respective Permits to the extent related to the BSS Business and (D) keep available the services of the employees of the BSS Business, in the case of (A) through (D), in all material respects.

(b) Without limiting the generality of Section 6.2(a), and in furtherance of Section 6.2(a), except (I) as expressly permitted by Schedule 6.2, (II) as otherwise expressly required or contemplated by this Agreement or any other Transaction Document, (III) with the prior written consent of DISH (such consent not to be unreasonably withheld, conditioned or delayed), (IV) as required by Applicable Law, or (V) to the extent contemplated by, or reasonably necessary in connection with, the Pre‑Closing Restructuring and the Distribution, each EchoStar Party shall not, and shall cause each of their Subsidiaries not to:

(i) incur, assume or guarantee any Indebtedness that will, at the Closing, constitute Assumed Liabilities;
(ii) make any loan, advance or capital contribution to or investment in any Person that would constitute Transferred Assets;

(iii) change any method of accounting or accounting practice, in each case, which materially affects or relates to the BSS Business, except for any such changes required by Applicable Law or under GAAP;

(iv) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of the Newco Shares or shares of the Relevant EchoStar Subsidiaries or enter into any agreement with respect to the voting of the Newco Shares or shares of the Relevant EchoStar Subsidiaries;

(v) transfer, issue, encumber, sell or dispose of any equity or membership interests in, or other securities of, Newco or of the Relevant EchoStar Subsidiaries or grant options, warrants, calls or other rights to purchase or otherwise acquire equity or membership interests in, or other securities of, Newco or of the Relevant EchoStar Subsidiaries;
(vi) effect any recapitalization, reclassification or like change in the capitalization of Newco or the Relevant EchoStar Subsidiaries;
(vii) amend or propose any change to the Corporate Documents of Newco or the Relevant EchoStar Subsidiaries;

(viii) other than as required by Applicable Law, any existing Benefit Plan or Material Contract or any of the Transaction Documents (including the Employee Matters Agreement), (A) increase the annual level of compensation of any Transferred Employee or consultant primarily related to the BSS Business, except for (1) increases in annual salary, wage rate or base compensation in the Ordinary Course of Business and after prior consultation with DISH and (2) the payment of annual bonuses to Transferred Employees for completed periods, (B) grant or increase any bonus or incentive opportunity or other direct or indirect compensation to any Transferred Employee other than in the Ordinary Course of Business, (C) establish, adopt or amend or otherwise materially increase the coverage or benefits available under any (or create any new) Benefit Plan, (D) take any action to accelerate the vesting or payment, or fund or in any other way to secure the payment, of compensation or benefits under any Benefit Plan with respect to any Transferred Employee, to the extent not already provided in any such Benefit Plan for Transferred Employees, (E) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any Benefit Plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, (F) establish, adopt, amend or terminate any employment, deferred compensation, severance, consulting, non-competition or similar agreement to which any Transferred Employee is a party, (G) become a party to, establish, adopt, amend, commence participation in or terminate any collective bargaining agreement or other agreement with a labor union, works council or similar organization, in each case, with respect to any Transferred Employee, (H) hire any employee at or above the level of senior vice president who, if so employed as of the date hereof would be a Transferred Employee or (I) terminate the employment of any Transferred Employee at or above the level of senior vice president other than for cause;

(ix) subject to any Lien (other than any Permitted Lien), any Transferred Assets;

(x) except for acquisitions and sales of parts and inventory in the Ordinary Course of Business, (A) acquire any properties or assets that would constitute Transferred Assets with a value or purchase price in the aggregate in excess of $1,000,000 or (B) sell, assign, license, transfer, convey, lease, let lapse, abandon or otherwise dispose of any of the properties or Assets that would otherwise constitute Transferred Assets with a value or purchase price in the aggregate in excess of $1,000,000;

(xi) cancel or compromise any material debt or claim or waive or release any material right related to the BSS Business;

(xii) enter into any commitment for capital expenditures primarily related to the BSS Business in excess of $1,000,000 for any individual commitment and $2,500,000 for all commitments in the aggregate;

(xiii) permit Newco or any of the Relevant EchoStar Subsidiaries to enter into any merger or consolidation with any Person;

(xiv) except in the Ordinary Course of Business, enter into, renew, terminate, modify in any material respect or waive any material right under or with respect to, a Contract that is, or would be if entered into after the date hereof, a Material Contract;

(xv) transfer, sell, license, encumber, divest, abandon, cancel, fail to renew, permit to lapse or fail to defend any challenge (other than a frivolous challenge), or otherwise dispose of rights to any Separated IP Assets, except for granting non-exclusive licenses to the Separated IP Assets in the Ordinary Course of Business and the abandonment or failure to renew any item included within the Separated IP Assets where such decision was made prior to the date of this Agreement or otherwise in the Ordinary Course of Business;

(xvi) except (A) in the Ordinary Course of Business with respect to immaterial proceedings or (B) with respect to any Excluded Liability (so long as any such settlement does not admit any wrongdoing by, or place any restrictions on, the BSS Business), initiate or settle any Legal Proceedings related to the BSS Business;

(xvii) (A) make or rescind any material Tax election or change any material Tax accounting method, (B) agree to a waiver or an extension of a statute of limitations with respect to the assessment or determination of Taxes or (C) compromise or settle any material Tax dispute, in each case, related to and which materially affects the BSS Business;

(xviii) fail to (A) maintain and continue regular purchase order activity in the Ordinary Course of Business or (B) conduct capital expenditures in the Ordinary Course of Business and consistent with the capital expenditure plan for the BSS Business;

(xix) except in the Ordinary Course of Business, engage in any practice which would have the effect of (A) postponing payments payable, including Third Party Payables and DISH Payables, or the payment of any other operating expenses in connection with the operation or conduct of the BSS Business’ operations (including prepayments) or (B) accelerating collections of accounts receivable, including Third Party Receivables and DISH Receivables, or any other payments owed to the BSS Business;

(xx) take any action that would constitute a breach of the first two sentences of Section 5.1(i)(ii); or
(xxi) agree, authorize or consent to do any of the foregoing.

Section 6.3 Conduct of DISH Pending the Closing

(a) Prior to the Closing, except (I) as permitted by Schedule 6.3, (II) as required by Applicable Law, (III) in the Ordinary Course of Business, (III) as otherwise expressly required or expressly contemplated by this Agreement or any other Transaction Document, or (IV) with the prior written consent of EchoStar (such consent not to be unreasonably withheld, conditioned or delayed), DISH (or, as applicable, Merger Sub) shall, and shall cause its Subsidiaries to, use its commercially reasonable efforts to (A) preserve the present business operations of, Assets primarily related to, and organization and goodwill of, in each case, its and its Subsidiaries’ business, taken as a whole, and (B) preserve its business organization intact and retain its and its Subsidiaries’ respective Permits, in the case of (A) and (B)), in all material respects.

(b) Without limiting the generality of Section 6.3(a), prior to the Closing, except (I) as expressly permitted by Schedule 6.3, (II) as otherwise expressly required or contemplated by this Agreement or any other Transaction Document, (III) with the prior written consent of EchoStar (such consent not to be unreasonably withheld, conditioned or delayed) or (IV) as required by Applicable Law, each DISH Party shall not, and shall cause each of their Subsidiaries not to:

(i) materially change any method of accounting or accounting practice, except for any such changes required by Applicable Law or under GAAP;

(ii) (1) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to (A) any of the DISH Shares or (B) any of the Merger Sub Shares or (2) enter into any agreement with respect to the voting of the Merger Sub Shares;

(iii) effect any recapitalization, reclassification or like change in the capitalization of (A) DISH in any manner that would reasonably be expected to materially and adversely affect the value of the DISH Common Stock or prevent or materially delay the consummation of the Merger or (B) Merger Sub;

(iv) amend or propose any change to the Corporate Documents of (A) DISH in any manner that would reasonably be expected to materially and adversely affect the value of the DISH Common Stock or prevent or materially delay the consummation of the Merger or (B) Merger Sub;

(v) merge or consolidate with any other Person or restructure, reorganize or completely or partially liquidate, reclassify, split, combine or subdivide the shares of DISH Common Stock or permit Merger Sub to enter into any merger or consolidation with any Person;

(vi) take any action, or fail to take any action to prevent any fact, event, change, occurrence, condition or effect, in either case, that would reasonably be expected to prevent or materially delay the consummation of the Merger; or

(vii) agree, authorize or consent to do any of the foregoing.

Section 6.4 Third Party Consents; Government Actions and Authorizations.

(a) Cooperation.  Subject to the terms and conditions set forth in this Agreement, the DISH Parties and the EchoStar Parties shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and Applicable Law to consummate and make effective the Merger and the other transactions contemplated hereby as soon as practicable, including preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all Consents, registrations, approvals and Permits necessary or advisable to be obtained from any third party and/or any Governmental Authority in order to consummate the Merger and the other transactions contemplated hereby; provided that the Parties will not be required to take such actions or cause to be taken such actions that would result in any condition or requirement that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or a Satellite Material Adverse Effect.  Subject to Applicable Law relating to the exchange of information, the DISH Parties and the EchoStar Parties shall consult with one another and jointly direct all matters with any Governmental Authority consistent with its obligations hereunder; provided, that the Parties shall have the right to review in advance and, to the extent practicable, each will consult with the other on and consider in good faith the views of the other in connection with, all of the information relating to the DISH Parties or the EchoStar Parties, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, written materials submitted to, or oral conversations had with, any third party and/or any Governmental Authority in connection with the Merger and the other transactions contemplated hereby.  In exercising the foregoing rights, each of the DISH Parties and the EchoStar Parties shall act reasonably and as promptly as practicable.    Notwithstanding the foregoing and subject to the terms and conditions set forth in this Agreement, the DISH Parties and the EchoStar Parties shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts and to, on a prompt basis, take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and Applicable Law to obtain the Leased Satellite Consents and the approvals requested by the Required Governmental Applications, either in the Pre‑Closing Restructuring, the Distribution or the Merger; provided that the Parties will not be required to take such actions or cause to be taken such actions that would result in any condition or requirement that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or a Satellite Material Adverse Effect; provided,  further, that neither the DISH Parties nor the EchoStar Parties shall be obligated, in connection with this Section 6.4(a), to expend money other than reasonable out-of-pocket expenses, attorneys’ fees and recording, filing or similar fees, unless mutually agreed by the Parties.

(b) Information.  The DISH Parties and the EchoStar Parties each shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may reasonably be necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of the DISH Parties, the EchoStar Parties or any of their respective Subsidiaries to any third party and/or any Governmental Authority in connection with the Merger and the other transactions contemplated hereby.

(c) Status.  Subject to Applicable Law and as required by any Governmental Authority, the DISH Parties and the EchoStar Parties each shall keep the other promptly apprised of the status of matters relating to completion of the Merger and the other transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications received by the EchoStar Parties or the DISH Parties, as the case may be, or any of their Subsidiaries, from any third party and/or any Governmental Authority with respect to the Merger and the other transactions contemplated hereby.  Each of EchoStar and DISH shall give prompt notice to the other upon learning of any change, fact or condition that is reasonably expected to result in a Material Adverse Effect or of any failure of any condition to any of the Parties’ obligations to effect the Merger and the other transactions contemplated hereby.  Neither the DISH Parties nor the EchoStar Parties shall permit any of their Representatives to participate in any substantive meeting with any Governmental Authority in respect of any filing, investigation or other inquiry relating to the Merger and the other transactions contemplated hereby unless it consults with the EchoStar Parties or the DISH Parties, as the case may be, in advance and, to the extent permitted by such Governmental Authority, gives the other Party a reasonable opportunity to attend and participate thereat.  In the case where a Governmental Authority contacts one Party directly, that Party shall give the other Party a reasonable opportunity to attend and participate before beginning any substantive discussions.  To the extent the second Party does not participate in such discussions with a Governmental Authority, the first Party will give prompt notice of the discussions to the second Party.

(d) Without limiting the generality of Section 6.4(a), the DISH Parties and the EchoStar Parties shall make (and shall cause their respective Subsidiaries to make), in connection with the consummation of the Merger and the other transactions contemplated hereby, the governmental application filings set forth on Schedule 6.4(d)(i) seeking approval to transfer ownership of, or control over, the BSS Satellites, to transfer the Permits required from any Governmental Authority to construct, launch and operate any BSS Satellite, including the EchoStar XXIII satellite, and to obtain certain export control authorizations in connection with any BSS Satellite (the “Required Governmental Applications”), and the governmental notices set forth on Schedule 6.4(d)(ii) (the “Required Governmental Notices”).  The Parties agree that each of the Required Governmental Applications and the Required Governmental Notices required to be delivered prior to the Closing shall be filed concurrently with other Required Governmental Applications or Required Governmental Notices for the same Asset to the extent practicable.

(e) The DISH Parties and the EchoStar Parties shall make (and shall cause their respective Subsidiaries and any other required Person to make), in connection with the consummation of the Merger and the other transactions contemplated hereby, and in order for the EchoStar Parties lawfully, prior to the Closing Date, and for the DISH Parties lawfully on and after the Closing Date, to register, own, control, operate, and conduct any other ordinary activities involving, the Transferred Assets, any filings to a Governmental Authority that may be required under U.S. and any other applicable export control laws, including in order to transfer any applicable export control authorizations to the DISH Parties, to request any new such authorizations that may be required, to notify any Governmental Authority with responsibility for applicable export controls about the Merger and the other transactions contemplated hereby, or to modify any relevant portions of required export control authorizations and/or registrations, including to add to any relevant export control authorizations any new DISH Parties, EchoStar Parties or any other required Persons as may be required under applicable export control laws.

Furthermore, the DISH Parties and the EchoStar Parties shall use reasonable best efforts to execute, modify, amend, and/or transfer (and shall use reasonable best efforts to cause their respective Subsidiaries and any other required Persons to execute, modify, amend, and/or transfer), in connection with the consummation of the Merger and the other transactions contemplated hereby, and in order for the EchoStar Parties lawfully, prior to the Closing Date, and for the DISH Parties lawfully on and after the Closing Date, to register, own, control, operate, and conduct any other ordinary activities involving, the Transferred Assets, any applicable technical assistance agreement or other agreement, or document that may be required under applicable export control laws.  Without limiting the generality of the foregoing, the DISH Parties and the EchoStar Parties shall execute (and shall use reasonable best efforts to cause their respective Subsidiaries and any other required Persons to execute) any and all prior consignee statements that will be required under U.S. License Exception Strategic Trade Authorization, 15 C.F.R. § 740.20, in order to transfer ownership, registration, or control of any BSS Satellite in connection with the consummation of the Merger and the other transactions contemplated hereby.  In addition, the DISH Parties and the EchoStar Parties shall cooperate (and shall cause their respective Subsidiaries and shall use their reasonable best efforts to cause any other required Persons to cooperate) in identifying any additional steps that may be required to ensure compliance by all such Persons with applicable export controls.

(f) The Parties shall use their respective commercially reasonable efforts to ensure that EchoStar and/or its Affiliates can fulfill their responsibilities as an FCC licensee for the radio service authorizations to be retained by EchoStar but that relate to the BSS Business, including ensuring compliance with all applicable communications laws and FCC rules, orders, and policies.

Section 6.5 Information Statement; Registration Statement.

(a) DISH shall as promptly as reasonably practicable prepare and file with the SEC, to the extent such filings are required by Applicable Law in connection with the transactions contemplated hereby, a Registration Statement on Form S-4 to be filed with the SEC by DISH in connection with the issuance of DISH Shares in the Merger (the “S-4 Registration Statement”).  The Parties shall as promptly as reasonably practicable prepare and file with the SEC, as may be required under federal securities Applicable Laws, a joint information statement/prospectus, substantially in the form contained in the S‑4 Registration Statement (the “Joint Information Statement/Prospectus”).  Each of the Parties shall use its reasonable best efforts to (i) have the S‑4 Registration Statement declared effective under the Securities Act as promptly as practicable after its filing, (ii) clear the Joint Information Statement/Prospectus with the SEC as promptly as practicable after its filing, (iii) disseminate the Joint Information Statement/Prospectus to the stockholders of EchoStar and (iv) maintain the effectiveness of the S‑4 Registration Statement for as long as necessary to consummate the transactions contemplated by this Agreement.  Each of the Parties shall promptly furnish to the other all non-privileged information concerning such Party that is required by Applicable Law to be included in the Joint Information Statement/Prospectus so as to enable the Parties to file the S-4 Registration Statement.  The Parties shall cooperate in preparing and filing with the SEC the Joint Information Statement/Prospectus and any necessary amendments or supplements thereto (or such other filings as may be necessary under federal securities Applicable Laws).  DISH and Merger Sub shall furnish all information concerning DISH and the DISH Parties, and EchoStar and Newco shall furnish all information concerning EchoStar,

Newco and the BSS Business, as may be reasonably requested by the other Parties or required by Applicable Law in connection with the preparation and filing of the Joint Information Statement/Prospectus and any necessary amendments or supplements thereto (or such other filings as may be necessary under federal securities Applicable Laws). Each of EchoStar, DISH, Merger Sub and Newco shall promptly correct any information provided by it or any of its Representatives for use in the Joint Information Statement/Prospectus if and to the extent that such information is discovered by EchoStar, DISH, Merger Sub or Newco, as applicable, to be or to have become false or misleading in any material respect.  Each of EchoStar and DISH shall, as promptly as practicable after the receipt thereof, provide the other Party with copies of any written comments and advise the other Party of any oral comments with respect to the Joint Information Statement/Prospectus or the S-4 Registration Statement received by such Party from the SEC, including any request from the SEC for amendments or supplements thereto (or such other filings as may be necessary under federal securities Applicable Laws), and shall provide the other with copies of all other material or substantive correspondence between it and its Representatives, on the one hand, and the SEC, on the other hand.  Notwithstanding the foregoing, prior to filing the Joint Information Statement/Prospectus and S-4 Registration Statement or responding to any comments of the SEC with respect thereto, each of EchoStar and DISH shall provide the other Party and its counsel a reasonable opportunity to review such document or response (including the proposed final version of such document or response) and consider in good faith the comments of the other Party in connection with any such document or response.  None of EchoStar, DISH or their respective Representatives shall agree to participate in any material or substantive meeting or conference (including by telephone) with the SEC, or any member of the staff thereof, in respect of the Joint Information Statement/Prospectus and S-4 Registration Statement unless it consults with the other Party in advance and, to the extent permitted by the SEC, allows the other Party to participate.  DISH shall advise EchoStar, promptly after receipt of notice thereof, of the time of effectiveness of the S-4 Registration Statement and the issuance of any stop order relating thereto or the suspension of the qualification of DISH Shares for offering or sale in any jurisdiction, and each of EchoStar and DISH shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.  EchoStar shall advise DISH, promptly after receipt of notice thereof, of the time of clearance of the Joint Information Statement/Prospectus and any order relating thereto, and each of EchoStar and DISH shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.

(b) EchoStar and DISH each agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it or its Subsidiaries for inclusion or incorporation by reference in the S-4 Registration Statement will, at the time the S-4 Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.  EchoStar and DISH each agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it or its Subsidiaries for inclusion or incorporation by reference in the Joint Information Statement/Prospectus will, as of the date of the Joint Information Statement/Prospectus, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  EchoStar and DISH will cause the Joint Information Statement/Prospectus, and DISH will cause the S-4 Registration Statement to comply as to form in all material respects with the applicable provisions of the Securities Act or the Exchange Act, as applicable, and the rules and regulations thereunder.

(c) If, at any time prior to the S-4 Registration Statement being declared effective, or the dissemination of the Joint Information Statement/Prospectus, any information relating to EchoStar, Newco or DISH, or any of their respective Affiliates, officers or directors, should be discovered by EchoStar or DISH that should be set forth in an amendment or supplement to (i) the Joint Information Statement/Prospectus so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading or (ii) the S-4 Registration Statement so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein not misleading, the Party that discovers such information shall promptly notify the other Party and an appropriate amendment or supplement describing such information shall promptly be prepared and filed with the SEC.

(d) Each of EchoStar and DISH shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and (to the extent reasonably available to the applicable Party) stockholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of EchoStar, DISH or any of their respective Subsidiaries, to the SEC or the NASDAQ, including in connection with the S-4 Registration Statement or Joint Information Statement/Prospectus (or such other filings as may be necessary under federal securities Applicable Laws).

(e) In connection with the filing of the Joint Information Statement/Prospectus and S-4 Registration Statement and any other SEC filings contemplated hereby, each of EchoStar and DISH shall use its reasonable best efforts to, to the extent required by Applicable Law or U.S. GAAP, (i) cooperate with the other Party to prepare pro forma financial statements that comply with the rules and regulations of the SEC to the extent required for such SEC filings, including the requirements of Regulation S‑X; and (ii) provide and make reasonably available upon reasonable notice its and its Subsidiaries’ senior management employees to the other Party to discuss the materials prepared and delivered pursuant to this Section 6.5(e).

Section 6.6 Newco Stockholder Written Consent.    Concurrently with the execution of this Agreement, Newco shall obtain from HSSC, as the sole stockholder of Newco, the Requisite Stockholder Approval pursuant to a unanimous written consent of Newco stockholders, in form and substance reasonably acceptable to DISH.

Section 6.7 Stock Exchange Listing.  DISH shall use its reasonable best efforts to cause the DISH Shares to be issued to Newco stockholders in the Merger to be approved for listing on the NASDAQ prior to the Closing Date.

Section 6.8 Further Assurances.

(a) Each of the DISH Parties and the EchoStar Parties agree to (1) take all actions necessary or appropriate to consummate the Merger and the other transactions contemplated hereby, (2) cause the fulfillment at the earliest practicable date of all of the conditions to their respective obligations to consummate the Merger and the other transactions contemplated hereby, and (3) from and after the Closing, take such actions and execute such documents as are reasonably necessary to make effective and carry out the intent of the Merger and the other transactions contemplated hereby, including taking any actions necessary and advisable pursuant to Section 1.7 and Section 1.8 hereof.

(b) Neither the DISH Parties nor the EchoStar Parties shall be obligated, in connection with this Section 6.8, to expend money other than reasonable out-of-pocket expenses, attorneys’ fees and recording or similar fees, unless reimbursed by the EchoStar Parties or the DISH Parties, as the case may be.

(c) From the date of this Agreement until the Closing Date, EchoStar and DISH shall cooperate in good faith to identify any and all additional services (i) related to the operation of the BSS Business that are not included in the Transferred Assets and that are reasonably necessary or advisable to operate the BSS Business following the Closing and (ii) included in the Transferred Assets and that are reasonably necessary or advisable for the BSS Business to provide to the EchoStar Group following the Closing, including but not limited to telemetry, tracking, and command services.  EchoStar and DISH shall cooperate in good faith to (1) add the provision by the EchoStar Group or DISH and its applicable Subsidiaries, as applicable, of any services identified pursuant to this Section 6.8(c) that either DISH or EchoStar, as applicable, reasonably requests to the scope of services provided under the Amended and Restated Professional Services Agreement, dated February 28, 2017, between EchoStar and DISH (as amended to include such additional services, the “Amended Professional Services Agreement”) and/or any transition services agreement between DISH or any of its Subsidiaries (including Newco) and one or more members of the EchoStar Group (the “Transition Services Agreement” or “Transition Services Agreements,” as the case may be), and (2) enter into a telemetry, tracking, and command agreement between DISH or any of its Subsidiaries (including Newco) and one or more members of the EchoStar Group (the “TT&C Agreement” or “TT&C Agreements,” as the case may be) and/or a Transition Services Agreement on terms mutually agreeable to the parties thereto to provide any services identified pursuant to this Section 6.8(c) that either DISH or EchoStar, as applicable, reasonably requests, and, in each case, such services shall be provided in the manner customarily used by DISH and its Subsidiaries and the EchoStar Group to provide services to each other in the past.  Notwithstanding the foregoing, neither the EchoStar Group nor DISH or any of its Subsidiaries shall be obligated to provide any service the provision of which would violate Applicable Law or any Contract to which any such party is a member; provided, that in the event that any service contemplated by this Section 6.8(c) is not provided due to this sentence, members of the EchoStar Group and DISH and its applicable Subsidiaries, as applicable, shall take such other actions as may reasonably be requested by the other party in order to place such party, insofar as legally permitted and reasonably possible, in the same position as if such service had been provided to such party.

(d) From the date of this Agreement through the Closing Date and subject to any applicable legal restrictions, prior to making any material communications to the Transferred Employees pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement and not in the Ordinary Course of Business, DISH and EchoStar each shall provide the other with a copy of the intended communication and such other Party shall have a reasonable period of time (to the extent practicable) to review and comment on the communication.

Section 6.9 Confidentiality.

(a) The terms of the Confidentiality Agreement, dated as of February 20, 2019, between DISH and EchoStar, as amended on May 14, 2019 (the “Confidentiality Agreement”), shall continue in full force and effect until the Closing, at which time the Confidentiality Agreement shall terminate.  If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement shall continue in full force and effect in accordance with its terms.

(b) Each of the EchoStar Parties hereby agrees with DISH that such Party will not, and that such Party will cause its Affiliates and Representatives not to, at any time on or after the Closing Date, directly or indirectly, without the prior written consent of DISH, disclose or use any confidential or proprietary information involving or relating to any of the BSS Business (collectively, the “Confidential Information”); provided,  however, that Confidential Information will not include any information generally available to, or known by, the public (other than as a result of disclosure in violation hereof); provided,  further, that the provisions of this Section 6.9(b) will not prohibit any retention of copies of records or disclosure (i) required by Applicable Law so long as, to the extent practicable, reasonable prior notice is given of such disclosure and a reasonable opportunity is afforded to contest the same or (ii) in connection with the enforcement of any right or remedy relating to this Agreement or any other Transaction Document.  Each of the EchoStar Parties agrees that such Party will be responsible for any breach or violation of the provisions of this Section 6.9(b) by any of such Party’s Affiliates and Representatives.

Section 6.10 Preservation of Records.  The EchoStar Parties and the DISH Parties agree that each of them (i) shall preserve and keep the records held by them or their Affiliates relating to the BSS Business for a period of seven (7) years from the Closing Date (or such longer period as required by Applicable Law), other than records (x) in the case of the EchoStar Parties, that are actually delivered to DISH pursuant to Section 6.13, (y) and in the case of the DISH Parties, a copy of which is retained by the EchoStar Parties and (ii) shall make such records and personnel available to the other as may reasonably be required by such party in connection with, among other things, any insurance claims by, Legal Proceedings against or governmental investigations of the EchoStar Parties or the DISH Parties or any of their Affiliates or in order to enable the EchoStar Parties and the DISH Parties to comply with their respective obligations under this Agreement and each other agreement, document or instrument contemplated hereby or thereby.  In the event any of the EchoStar Parties or any of the DISH Parties wishes to destroy such records after that time, such Party shall first give ninety (90) days’ prior written notice to, in the case of any EchoStar Party, DISH, and in the case of any DISH Party, EchoStar, and DISH or EchoStar, respectively, shall have the right at its option and expense, upon prior written notice given to such Party within that ninety (90) day period, to take possession of the records within one‑hundred eighty (180) days after the date of such notice.

Section 6.11 Publicity.  None of the Parties shall issue any press release or public announcement concerning this Agreement, the Merger and the other transactions contemplated hereby without obtaining the prior written approval of the other applicable Parties hereto, which approval will not be unreasonably withheld, conditioned or delayed, unless, in the sole judgment of DISH or EchoStar, as applicable, disclosure is otherwise required by Applicable Law or by the applicable rules of any stock exchange on which DISH or EchoStar lists securities, provided, that, to the extent permitted by Applicable Law, the Party intending to make such release shall use its commercially reasonable efforts consistent with such Applicable Law to consult with the other Parties with respect to the timing and content thereof.

Section 6.12 Intercompany Arrangements; Payables and Receivables.

(a) Except as set forth on Schedule 6.12(a),  as such schedule may be supplemented by the mutual written agreement of the parties between the date of this Agreement and the Closing Date, EchoStar shall procure that as of the Closing there shall be no outstanding material Liabilities, obligations, Contracts or agreements between or among any member of the EchoStar Group, on the one hand, and Newco, on the other hand.

(b) The provisions of Section 6.12(a) shall not apply to this Agreement, any other Transaction Document and each other Contract or amendment expressly contemplated by this Agreement or other Transaction Document to be entered into or continued by any of the Parties or any of their respective Affiliates.

(c) On the Business Day immediately preceding the Distribution Closing Date, the EchoStar Group shall pay, or cause to be paid, all DISH Payables to the extent outstanding as of such date in a manner to be mutually agreed by EchoStar and DISH, other than the Ticking Fee Receivable.

(d) On the Business Day immediately preceding the Distribution Closing Date, DISH shall pay, or cause to be paid, all DISH Receivables to the extent outstanding as of such date in a manner to be mutually agreed by EchoStar and DISH.

Section 6.13 Books and Records.  As soon as practicable following the Closing Date, the EchoStar Parties shall deliver, or cause to be delivered, to DISH originals or copies of all books, records, files and papers, whether in hard copy or electronic format, primarily relating to the BSS Business and its assets, properties and operations, including all books, records, files and papers, whether in hard copy or electronic format, and all minute books and corporate records of Newco and the Relevant EchoStar Subsidiaries

Section 6.14 Notice of Developments.  Prior to the Closing, the EchoStar Parties shall notify DISH in writing reasonably promptly after becoming aware of (a) any event, circumstance, fact or occurrence arising subsequent to the date of this Agreement which would result in any material breach of any representation, warranty or covenant of the EchoStar Parties in this Agreement or which could have the effect of making any representation or warranty of the EchoStar Parties in this Agreement untrue or incorrect in any material respect, (b) any other material development affecting the assets, liabilities, business, properties, financial condition, results of operation or employee relations of Newco or the Relevant EchoStar Subsidiaries (or any EchoStar Party, to the extent such development affects the BSS Business) and (c) any action or investigation in which any EchoStar Party is a party and which has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or which relates to the Pre-Closing Restructuring, the Distribution, the Merger and the other transactions contemplated hereby.  Prior to the Closing, the DISH Parties shall promptly notify EchoStar in writing upon becoming aware of (i) any event, circumstance, fact or occurrence arising subsequent to the date of this Agreement which would result in any material breach of any representation, warranty or covenant of the DISH Parties in this Agreement or which could have the effect of making any representation or warranty of the DISH Parties in this Agreement untrue or incorrect in any material respect and (ii) any action or investigation in which any DISH Party is a party and which has or would reasonably be expected to prevent, materially delay or materially impair the performance by such DISH Party of its obligations under this Agreement or any other Transaction Document to which it is a party or the consummation of the Merger or the issuance of DISH Shares.

Section 6.15 Completion of the Pre-Closing Restructuring and Distribution.  The EchoStar Parties shall keep the DISH Parties reasonably apprised as to the status of the completion of the Pre‑Closing Restructuring and Distribution and any material deviations from the steps outlined on Schedule 1.2 and shall provide the DISH Parties with copies of proposed drafts of all documents effecting the Pre-Closing Restructuring and Distribution as promptly as practicable.  EchoStar shall consider in good faith all reasonable comments thereto proposed by the DISH Parties, and the prior written consent of DISH to the form and contents of each document shall be required prior to completing the Pre-Closing Restructuring and Distribution (such consent not to be unreasonably withheld, conditioned or delayed).

Section 6.16 Transfer of Newco Common Stock.  Except as set forth on Schedule 6.16, no EchoStar Party shall transfer, issue, encumber, sell, assign or otherwise dispose of any Newco Shares other than to effectuate the Pre‑Closing Restructuring and Distribution pursuant to Article I.

Section 6.17 Tax Matters.  Notwithstanding anything to the contrary in this Agreement, except as provided in Section 6.2(b), (i) all Tax matters, including the preservation of Tax records and access to Tax information, and any Liability for Taxes shall be handled exclusively in accordance with the provisions of the Tax Matters Agreement, and (ii) the representations and warranties in respect of Taxes contained in the Tax Matters Agreement are the exclusive representations or warranties in respect of Taxes in any Transaction Document.  For the avoidance of doubt, no Party may recover Losses under both this Agreement and the Tax Matters Agreement for the same indemnification claim.

Section 6.18 EchoStar Credit Support Obligations.  DISH shall use its commercially reasonable efforts to cause the EchoStar Parties and their respective Affiliates to be relieved reasonably promptly following the Closing of all Assumed Liabilities arising out of the letters of credit, performance bonds, banker’s acceptance, corporate guarantees and other similar items issued and outstanding in connection with the BSS Business that constitute Assumed Liabilities and are set forth on Schedule 6.19 (together, the “EchoStar Credit Support Obligations”).  DISH agrees to continue to use its commercially reasonable efforts after the Closing to relieve the EchoStar Parties and their respective Affiliates of all such EchoStar Credit Support Obligations.  If such release cannot be effected in accordance with this Section 6.18 prior to the Closing, the EchoStar Parties and their respective Affiliates will not terminate such Liabilities without the written consent of DISH (such consent not to be unreasonably withheld, conditioned or delayed); provided,  however, that the DISH Parties and the EchoStar Parties will cooperate in good faith to enter into separate arrangements with the EchoStar Parties and their respective Affiliates, as applicable, to guarantee the performance of the obligations of the relevant Person pursuant to the EchoStar Credit Support Obligations.

Article VII CONDITIONS TO CLOSING

Section 7.1 Mutual Conditions to Closing.  The respective obligations of each Party hereto to consummate the Merger are subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions (any or all of which may be waived in whole or in part by all of the Parties hereto to the extent permitted by Applicable Law):

(a) the Requisite Stockholder Approval shall have been obtained in accordance with Applicable Law and the Corporate Documents of Newco;

(b) all approvals requested by the Required Governmental Applications shall have been granted and be in full force and effect, provided that, with respect to Required Governmental Applications filed with the FCC, this condition will be satisfied by the approval of the full FCC, a bureau of the FCC or division or subdivision thereof taken under delegated authority, which approval is in full force and effect, is not subject to reconsideration, has not been stayed by a bureau of the FCC, division or subdivision thereof, the FCC or a court of competent jurisdiction, and is not subject to any condition or requirement that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or Satellite Material Adverse Effect;

(c) any Required Governmental Notices that must be submitted prior to Closing have been so submitted;

(d) there shall not be pending any Action or proceeding by any Governmental Authority (i) challenging or seeking to make illegal or otherwise, directly or indirectly, restrain, enjoin or prohibit the consummation of the Merger and the other transactions contemplated hereby, or (ii) directly involving EchoStar, Newco or the DISH Parties or any of their Affiliates that would reasonably be expected to materially impair the DISH Parties’ ability to own or operate the BSS Business and conduct the businesses as currently conducted;

(e) no court or other Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Applicable Law (whether temporary, preliminary or permanent) or Order that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger or any other transactions contemplated by this Agreement;

(f) the Pre-Closing Restructuring shall have been completed in accordance with Article I and Section 6.15;
(g) the Distribution shall have been completed in accordance with Article I and Section 6.15;

(h) (i) the S-4 Registration Statement shall have become effective under the Securities Act.  No stop order suspending the effectiveness of the S-4 Registration Statement shall have been issued (and not rescinded), and no proceedings for that purpose shall be pending before the SEC; and (ii) the Joint Information Statement/Prospectus (or such other filings as may be necessary under federal securities Applicable Laws) shall have been disseminated to all EchoStar stockholders in accordance with Applicable Law;

(i) DISH shall have filed with the NASDAQ a notification form for the listing of all DISH Shares to be issued to Newco stockholders in the Merger, and the NASDAQ shall not have objected to the listing of such DISH Shares; and

(j) the Consents required to operate the EchoStar XXIII satellite, each as identified on Schedule 7.1(j) shall have been granted.

Section 7.2 Conditions Precedent to Obligations of the DISH Parties.  The obligations of the DISH Parties to consummate the Merger are further subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions (any or all of which may be waived by the DISH Parties in whole or in part to the extent permitted by Applicable Law):

(a) (i) each of the representations and warranties of the EchoStar Parties set forth in this Agreement (other than EchoStar Fundamental Representations) shall be true and correct (without regard to “materiality”, “Material Adverse Effect” and similar qualifiers contained in such representations and warranties) as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), other than for failures of such representations and warranties of the EchoStar Parties to be so true and correct which do not have or are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect or a Satellite Material Adverse Effect; (ii) the EchoStar Fundamental Representations (other than the first sentence of Section 5.1(f)(i)  (Capital Structure)) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); and (iii) the representations and warranties of the EchoStar Parties set forth in the first sentence of Section 5.1(f)(i)  (Capital Structure) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date) other than any de minimis inaccuracies.

(b) each of the EchoStar Parties shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date;

(c) since the date of this Agreement, there shall not have occurred any event, change, occurrence, condition or effect which has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; and

(d) DISH shall have received at the Closing a certificate signed on behalf of the EchoStar Parties by an executive officer of EchoStar to the effect that such executive officer has read Section 7.2(a),  Section 7.2(b) and Section 7.2(c) and the conditions set forth in Section 7.2(a),  Section 7.2(b) and Section 7.2(c) have been satisfied; and

(e) the DISH Parties shall have received each of the deliveries set forth in Section 2.4 required to be delivered to any of the DISH Parties.

Section 7.3 Conditions Precedent to Obligations of the EchoStar Parties.  The obligations of the EchoStar Parties to consummate the Merger are further subject to the fulfillment, prior to or on the Closing Date, of each of the following conditions (any or all of which may be waived by the EchoStar Parties in whole or in part to the extent permitted by Applicable Law):

(a) (i) each of the representations and warranties of the DISH Parties set forth in this Agreement (other than the DISH Fundamental Representations) shall be true and correct (without regard to “materiality”, “Material Adverse Effect” and similar qualifiers contained in such representations and warranties) as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), other than for failures of such representations and warranties of the DISH Parties to be so true and correct which do not have or are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect; (ii) the DISH Fundamental Representations (other than Section 5.2(f)  (Merger Sub)) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); and (iii) Section 5.2(f)  (Merger Sub)  shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time.

(b) each of the DISH Parties shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date;

(c) EchoStar shall have received at the Closing a certificate signed on behalf of the DISH Parties by an executive officer of DISH to the effect that such executive officer has read Section 7.3(a) and Section 7.3(b) and the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied; and

(d) EchoStar shall have received each of the deliveries set forth in Section 2.4 required to be delivered to it or to any of the EchoStar Parties.
Article VIII INDEMNIFICATION

Section 8.1 Indemnification Obligations of EchoStar.  Subject to the limitations set forth in this Article VIII, EchoStar shall indemnify DISH and its Affiliates and its and their Representatives (the “DISH Indemnified Persons”) against and hold them harmless from any and all damages, losses, charges, liabilities, claims, demands, actions, suits, proceedings, payments, judgments, settlements, assessments, deficiencies, taxes, interest, penalties, diminution in value and costs and expenses but excluding punitive, exemplary and special damages (unless a third party is entitled to such damages pursuant to a third party claim (a “Third Party Claim”) and such damages are actually paid to such third party) (collectively, “Losses”) imposed on, sustained, incurred or suffered by, or asserted against, any of the DISH Indemnified Persons, whether in respect of Third Party Claims, claims between the Parties, or otherwise, relating to, arising out of or resulting from (a) any breach of any of the EchoStar Fundamental Representations of any EchoStar Party contained in this Agreement, (b) any breach or nonperformance of any covenant or agreement made by any EchoStar Party contained in this Agreement or the Employee Matters Agreement to be performed subsequent to the Effective Time, or (c) any of the Excluded Liabilities.  Notwithstanding the foregoing, Losses suffered by DISH Indemnified Persons shall not constitute Losses under this Section 8.1 to the extent EchoStar or any of its Subsidiaries (including, for the avoidance of doubt, Newco) would actually be entitled to indemnification or reimbursement in respect of such Loss from DISH or any of its Subsidiaries under any BSS Business Contract as in effect as of the Closing Date.

Section 8.2 Indemnification Obligations of DISH.  Subject to the limitations set forth in this Article VIII, the DISH Parties shall indemnify EchoStar and its Affiliates and its and their Representatives (the “EchoStar Indemnified Persons”) against and hold them harmless from any and all Losses imposed on, sustained, incurred or suffered by, or asserted against, any of the EchoStar Indemnified Persons, whether in respect of Third Party Claims, claims between the Parties, or otherwise, relating to, arising out of or resulting from (a) any breach of any of the DISH Fundamental Representations of any DISH Party contained in this Agreement, (b) any breach or nonperformance of any covenant or agreement made by any DISH Party contained in this Agreement or the Employee Matters Agreement to be performed subsequent to the Effective Time or (c) any of the Assumed Liabilities.

Section 8.3 Limitations on Indemnity.  In no event shall (x) the aggregate indemnification actually paid by the EchoStar Parties pursuant to Section 8.1, taken together with all other indemnification actually paid by the EchoStar Parties pursuant to Section 8.1, or (y) the aggregate indemnification actually paid by the DISH Parties pursuant to Section 8.2, taken together with all other indemnification actually paid by the DISH Parties pursuant to Section 8.2, in the case of each of (x) and (y), in respect of breaches of any representations or warranties, exceed $$797,000,000.  Payments by an EchoStar Party or a DISH Party pursuant to Section 8.1 or Section 8.2 in respect of any Loss shall be limited to the amount of any liability or damage that remains after deducting therefrom any insurance proceeds and any indemnity, contribution or other similar payment received or reasonably expected to be received by the EchoStar Indemnified Persons or the DISH Indemnified Persons, as applicable, in respect of any such claim. The EchoStar Indemnified Persons or the DISH Indemnified Persons, as applicable, shall take, and cause its Affiliates to take, all commercially reasonable steps to mitigate any Loss upon becoming aware of any event or circumstance that would be reasonably expected to, or does, give rise thereto, including incurring costs only to the minimum extent necessary to remedy the breach that gives rise to such Loss; provided, that nothing herein shall require any EchoStar Indemnified Person or DISH Indemnified Person to file any claim under any insurance policy.

Section 8.4 Method of Asserting Claims.   All claims for indemnification by any DISH Indemnified Person or EchoStar Indemnified Person (each, an “Indemnified Party”) shall be asserted and resolved as set forth in this Section 8.4.  Any Indemnified Party seeking indemnity pursuant to Section 8.1 or Section 8.2 shall notify in writing the Party from whom indemnification is sought (the “Indemnifying Party”) of such demand for indemnification.  The Indemnifying Party shall have thirty (30) days from the personal delivery or mailing of such notice (the “Notice Period”) to notify the Indemnified Party whether or not it desires to defend the Indemnified Party against such claim or demand with respect to a claim or demand based on a Third Party Claim.  In the event that the Indemnifying Party notifies the Indemnified Party within the Notice Period that, with respect to a Third Party Claim, it desires to defend the Indemnified Party against such Third Party Claim, the Indemnifying Party shall have the right to defend the Indemnified Party at the Indemnifying Party’s sole cost and expense and with counsel (plus local counsel if appropriate) reasonably satisfactory to the Indemnified Party. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, compromise or consent to entry of any judgment or enter into any settlement agreement with respect to any action or proceeding in respect of which indemnification is sought under Section 8.1 or Section 8.2 (whether or not the Indemnified Party is an actual or potential party thereto), unless such compromise, consent or settlement involves only the payment of money damages for which the Indemnifying Party will indemnify the Indemnified Party hereunder.  If the right to assume and control the defense is exercised, the Indemnified Party shall have the right to participate in, but not control, such defense at its own expense and the Indemnifying Party’s indemnity obligations shall be deemed not to include attorneys’ fees and litigation expenses incurred in such participation by the Indemnified Party after the assumption of the defense by the Indemnifying Party in accordance with the terms of this Agreement; provided,  however, that the Indemnified Parties collectively shall be entitled to employ one firm or separate counsel (plus local counsel if appropriate) to represent the Indemnified Parties if, in the opinion of counsel to each Indemnified Party seeking to employ such separate counsel, a conflict of interest between such Indemnified Party or Parties and the Indemnifying Party exists in respect of such claim and in each such event, the fees, costs and expenses of one such firm or separate counsel (plus one local counsel per jurisdiction if appropriate) shall be paid in full by the Indemnifying Party.  If the Indemnifying Party has not elected to assume the defense of a Third Party Claim within the Notice Period, the Indemnified Party may defend and settle the claim for the account and cost of the Indemnifying Party; provided, that the Indemnified Party will not settle the Third Party Claim without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld.  The Indemnified Party shall cooperate with the Indemnifying Party and, subject to obtaining proper assurances of confidentiality and privilege, shall make available to the Indemnifying Party all pertinent information under the control of the Indemnified Party.

Section 8.5 Exclusive Remedy; Survival.

(a) Except as set forth in Section 1.7 and Section 1.8, from and after the Closing, the indemnity provided herein shall be the sole and exclusive remedy with respect to any and all claims for Losses sustained or incurred arising out of this Agreement, including the allocation of Assumed Liabilities and Excluded Liabilities, except in the case of any claim based on fraud.

(b) All representations and warranties contained in this Agreement and all claims with respect thereto shall terminate at the Effective Time or upon the earlier termination of this Agreement pursuant to Section 9.1, as the case may be, except that the Fundamental Representations and all claims with respect thereto shall survive forever.  It is the intention of the Parties that the termination date set forth in this Section 8.5(b) supersede a statute of limitation applicable to such representations and warranties or claim with respect thereof other than in the case of fraud.  No Indemnified Party shall be required to show reliance on any representation, warranty, certificate or other agreement in order for such Indemnified Party to be entitled to indemnification, compensation or reimbursement hereunder.

(c) The covenants and agreements of the Parties contained in this Agreement and all claims with respect thereto shall terminate at the Effective Time or upon the earlier termination of this Agreement pursuant to Section 9.1, as the case may be, except for those covenants and agreements contained in this Agreement that by their terms are to be performed in whole or in part after the Effective Time (or survive termination of this Agreement, as applicable, pursuant to Section 9.3(a)).

Article IX TERMINATION
Section 9.1 Termination of Agreement. This Agreement may be terminated prior to the Closing as follows:

(a) by mutual written consent of DISH and EchoStar;

(b) by either DISH or EchoStar, by giving written notice of such termination to the other Party, if (i) the Closing shall not have occurred on or prior to the close of business on February 19, 2020 (the “Termination Date”), or (ii) any of the conditions set forth in Section 7.1  (Mutual Conditions to Closing) shall have become incapable of satisfaction, provided, that the right to terminate this Agreement pursuant to this Section 9.1(b) shall not be available to any Party that has breached in any material respect its obligations under this Agreement in any manner that shall have proximately caused or resulted in the failure of a condition to the consummation of the Merger or the other transactions contemplated hereby;

(c) by EchoStar if there has been a breach of any representation, warranty, covenant or agreement made by any of the DISH Parties in this Agreement, or any such representation and warranty shall have become untrue after the date hereof, such that Section 7.3(a)  (Representations and Warranties of the DISH Parties) or Section 7.3(b)  (Performance of Obligations and Agreements by the DISH Parties) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within the earlier of (i) thirty (30) days after written notice thereof is given by EchoStar to DISH and (ii) the Termination Date;

(d) by DISH if there has been a breach of any representation, warranty, covenant or agreement made by any of the EchoStar Parties in this Agreement, or any such representation and warranty shall have become untrue after the date hereof, such that Section 7.2(a)  (Representations and Warranties of the EchoStar Parties) or Section 7.2(b)  (Performance of Obligations and Agreements by the EchoStar Parties) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within the earlier of (i) thirty (30) days after written notice thereof is given by DISH to EchoStar and (ii) the Termination Date;

Section 9.2 Procedure Upon Termination.  In the event of termination by DISH or EchoStar, or both, pursuant to Section 9.1, written notice thereof shall forthwith be given to the other Party, and this Agreement shall terminate, and each of the Pre-Closing Restructuring, the Distribution and the Merger shall be abandoned, without further action by DISH or EchoStar.

Section 9.3 Effect of Termination.

(a) In the event that this Agreement is validly terminated in accordance with Sections 9.1 and 9.2, then each of the Parties shall be relieved of their duties and obligations arising under this Agreement after the date of such termination and such termination shall be without liability to the other Parties, and each Transaction Document shall be deemed null and void ab initio;  provided, that the obligations of the Parties set forth in this Section 9.3,  Section 6.9  (Confidentiality), Section 6.11  (Publicity) and Article X  (Miscellaneous) hereof shall survive any such termination and shall be enforceable hereunder.

(b) Nothing in this Section 9.3 shall relieve any of the Parties of any liability for a material breach of any of its covenants or agreements or material breach of its representations and warranties contained in this Agreement or any Transaction Document executed prior to or on the date hereof prior to the date of termination.  The damages recoverable by the non-breaching Party shall include all attorneys’ fees reasonably incurred by such Party in connection with the Merger.

Article X MISCELLANEOUS

Section 10.1 Notices.  All notices required or permitted to be given hereunder shall be in writing and shall be sent by facsimile transmission, or by first class certified mail, postage prepaid, or by overnight courier service, charges prepaid, to the Party to be notified, addressed to such Party at the address set forth below, or sent by facsimile to the fax number set forth below, or such other address(es) or fax number(s) as such Party may have substituted by written notice to the other Parties.  The sending of such notice with confirmation of receipt thereof (in the case of facsimile transmission) or receipt of such notice (in the case of delivery by mail or by overnight courier service) shall constitute the giving thereof.

If to any EchoStar Parties or, prior to the Closing, to Newco:

EchoStar Corporation

100 Inverness Terrace East

Englewood, Colorado 80112

Attention: General Counsel
Fax number: (303) 728-5048

with a required copy (which shall not itself constitute proper notice) to:

White & Case LLP

1221 Avenue of the Americas

New York, New York 10020-1095

Attention: Daniel G. Dufner, Jr.; Michael A. Deyong
Fax number: (212) 354-8113

If to DISH, or, following the Closing, to Newco:

DISH Network L.L.C.

9601 South Meridian Blvd.

Englewood, Colorado 80112

Attention: Executive Vice President and General Counsel
Fax number: (303) 723-1699

with a required copy (which shall not itself constitute proper notice) to:

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Attention: Scott D. Miller
Fax number: (212) 558-3358

or to such other address or facsimile number as the addressee may have specified in a notice duly given to the sender as provided herein.  Such notice, request, demand, waiver, consent, approval or other communication will be deemed to have been given as of the date so delivered.

Section 10.2 Amendment; Waiver.

(a) This Agreement shall not be amended or modified except by written instrument duly executed by each of the Parties.

(b) No waiver of any term or provision of this Agreement shall be effective unless in writing, signed by the Party against whom enforcement of the same is sought.  The grant of a waiver in one instance does not constitute a continuing waiver in any other instances.  No failure by any Party to exercise, and no delay by any Party in exercising, any right, remedy, power or privilege hereunder shall operate as a waiver thereof.

Section 10.3 Counterparts; Signatures.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties.  Each Party acknowledges that it and the other Parties may execute this Agreement by facsimile, stamp or pdf signature.  Each Party expressly adopts and confirms each such facsimile, stamp or pdf signature made in its respective name as if it were a manual signature, agrees that it will not assert that any such signature is not adequate to bind such Party to the same extent as if it were signed manually and agrees that at the reasonable request of the other Parties at any time it will as promptly as reasonably practicable cause this Agreement to be manually executed (any such execution to be as of the date of the initial date thereof).

Section 10.4 Assignment and Binding Effect.  No Party may assign, delegate or otherwise transfer this Agreement or any of its rights or obligations hereunder, by operation of law or otherwise, without the prior written consent of the other Parties, and any such attempted assignment, delegation or transfer shall be void.  Subject to the preceding sentence, this Agreement will be binding upon and inure to the benefit of the Parties and their respective successors, permitted transferees and permitted assigns.

Section 10.5 Entire Agreement.  This Agreement, the other Transaction Documents, the Confidentiality Agreement and the schedules and exhibits hereto and thereto constitute the entire agreement between the Parties with respect to the subject matter hereof and thereof and supersede all previous agreements, negotiations, discussions, understandings, writings, commitments and conversations between the Parties with respect to such subject matter.  No agreements or understandings exist between the Parties other than those set forth or referred to herein or therein.

Section 10.6 Severability.  If any provision of this Agreement or the application thereof to any Person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof or thereof, or the application of such provision to Persons or circumstances or in jurisdictions other than those as to which it has been held invalid or unenforceable, shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the transactions contemplated hereby or thereby, as the case may be, is not affected in any manner adverse to any Party.  Upon such determination, the Parties shall negotiate in good faith in an effort to agree upon such a suitable and equitable provision to effect the original intent of the Parties.  In the event the Parties are not able to agree, such provision shall be construed by limiting and reducing it so that such provision is valid, legal, and fully enforceable while preserving to the greatest extent permissible the original intent of the Parties; the remaining terms and conditions of this Agreement shall not be affected by such alteration.

Section 10.7 Headings. The heading references herein and the table of contents hereof are for convenience purposes only, and shall not be deemed to limit or affect any of the provisions hereof.

Section 10.8 No Third Party Beneficiaries.  Except as provided in Section 8.4 of this Agreement, (a) the provisions of this Agreement and the other Transaction Documents are solely for the benefit of the Parties and their respective successors and permitted assigns and are not intended to confer upon any Person, except the Parties and their respective successors and permitted assigns, any rights or remedies hereunder and (b) there are no third party beneficiaries of this Agreement or the other Transaction Documents, and this Agreement and the other Transaction Documents shall not provide any third party with any remedy, claim, liability, reimbursement, claim of action or other right in excess of those existing without reference to this Agreement.

Section 10.9 Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAW THEREOF.

Section 10.10 Expenses.  Except as otherwise expressly provided in the Transaction Documents, each Party shall bear its own costs and expenses in connection with the preparation, negotiation and execution, amendment or modification of this Agreement and the other Transaction Documents and the consummation of the Merger and the other transactions contemplated hereby.

Section 10.11 Dispute Resolution.

(a) Agreement to Resolve Disputes.  Except as otherwise specifically provided in this Agreement or in another Transaction Document, the procedures for discussion, negotiation and dispute resolution set forth in this Section 10.11 shall apply to all disputes, controversies or claims (whether sounding in contract, tort or otherwise) that may arise out of or relate to, or arise under or in connection with this Agreement, the Pre-Closing Restructuring, the Distribution and the Merger (including all actions taken in furtherance of the Pre‑Closing Restructuring, the Distribution or the Merger on or prior to the date hereof).  Each Party agrees that the procedures set forth in this Section 10.11 shall be the sole and exclusive remedy in connection with any dispute, controversy or claim relating to any of the foregoing matters and irrevocably waives any right to commence any action or proceeding in or before any Governmental Authority, except as otherwise required by Applicable Law.

(b) Dispute Resolution; Mediation.

(i) Any Party may commence the dispute resolution process of this Section 10.11(b) by giving the applicable Party written notice (a “Dispute Notice”) of any controversy, claim or dispute of whatever nature arising out of or relating to this Agreement or the breach, termination, enforceability or validity thereof (a “Dispute”) which has not been resolved in the normal course of business.  The Parties shall attempt in good faith to resolve any Dispute by negotiation between executives of each Party (“Senior Party Representatives”) who have authority to settle the Dispute and who are at a higher level of management than the persons who have direct responsibility for the administration of this Agreement.  Within fifteen (15) days after delivery of the Dispute Notice, the receiving Party shall submit to the delivering Party a written response (the “Response”).  The Dispute Notice and the Response shall include (A) a statement setting forth the position of the Party giving such notice and a summary of arguments supporting such position and (B) the name and title of such Party’s Senior Party Representative and any other persons who will accompany the Senior Party Representative at the meeting at which the Parties will attempt to settle the Dispute.  Within thirty (30) days after the delivery of the Dispute Notice, the Senior Party Representatives of the applicable Parties shall meet at a mutually acceptable time and place, and thereafter as often as they reasonably deem necessary, to attempt to resolve the Dispute.  The Parties shall cooperate in good faith with respect to any reasonable requests for exchanges of information regarding the Dispute or a Response thereto.

(ii) If the Dispute has not been resolved within sixty (60) days after delivery of the Dispute Notice, or if the Parties fail to meet within thirty (30) days after delivery of the Dispute Notice as hereinabove provided, the Parties shall make a good faith attempt to settle the Dispute by mediation pursuant to the provisions of this Section 10.11(b) before resorting to arbitration contemplated by Section 10.11(c) or any other dispute resolution procedure that may be agreed by the Parties.

(iii) All negotiations, conferences and discussions pursuant to this Section 10.11(b) shall be confidential and shall be treated as compromise and settlement negotiations.  Nothing said or disclosed, nor any document produced, in the course of such negotiations, conferences and discussions that is not otherwise independently discoverable shall be offered or received as evidence or used for impeachment or for any other purpose in any current or future arbitration.

(iv) Unless the Parties agree otherwise, the mediation shall be conducted in accordance with the CPR Institute for Dispute Resolution Model Procedure for Mediation of Business Disputes in effect on the date of this Agreement by a mediator mutually selected by the Parties.

(v) Within thirty (30) days after the mediator has been selected as provided above, the Parties and their respective attorneys shall meet with the mediator for one mediation session, it being agreed that each Party representative attending such mediation session shall be a Senior Party Representative with authority to settle the Dispute.  If the Dispute cannot be settled at such mediation session or at any mutually agreed continuation thereof, the DISH Parties or the EchoStar Parties, as the case may be, may give the other and the mediator a written notice declaring the mediation process at an end.

(vi) Costs of the mediation shall be borne equally by the Parties involved in the matter, except that each Party shall be responsible for its own expenses.
(c) Arbitration.

(i) Subject to Section 10.11(c)(ii), if the Dispute has not been resolved by the dispute resolution process described in Section 10.11(b), the Parties agree that any such Dispute shall be settled by binding arbitration before the American Arbitration Association (“AAA”) in Denver, Colorado pursuant to the Commercial Rules of the AAA.  Any arbitrator(s) selected to resolve the Dispute shall be bound exclusively by the laws of the State of New York without regard to its choice of law rules.  Any decisions of award of the arbitrator(s) will be final and binding upon the Parties and may be entered as a judgment by the Parties.  Any rights to appeal or review such award by any court or tribunal are hereby waived to the extent permitted by Applicable Law.

(ii) Any Dispute regarding the following is not required to be negotiated or mediated prior to seeking relief from an arbitrator: (i) breach of any obligation of confidentiality; and (ii) any other claim where interim relief from the arbitrator is sought to prevent serious and irreparable injury to one of the Parties.  However, the Parties to the Dispute shall make a good faith effort to negotiate and mediate such Dispute, according to the above procedures, while such arbitration is pending.

(iii) Costs of the arbitration shall be borne equally by the Parties involved in the matter, except that each Party shall be responsible for its own expenses.
(d) Continuity of Service and Performance. Unless otherwise agreed in writing, the Parties will continue to honor all other commitments under this Agreement during the course of dispute resolution pursuant to the provisions of this Section 10.11 with respect to all matters not subject to such Dispute.

Section 10.12 Limited Liability.  Notwithstanding any other provision of this Agreement, no Person who is a stockholder or Representative of DISH or EchoStar or any of their Affiliates, in his or her capacity as such, shall have any liability in respect of or relating to the covenants or obligations of such Party under this Agreement and, to the fullest extent legally permissible, each of DISH and EchoStar, for itself and its respective stockholders, Affiliates and Representatives waives and agrees not to seek to assert or enforce any such liability that any such Person might otherwise have pursuant to Applicable Law; provided,  however, that nothing in this Section 10.12 shall limit any liability of the Parties for breaches of the terms and conditions of this Agreement.

Article XI DEFINITIONS
Section 11.1 Certain Definitions. For purposes of this Agreement, the following terms shall have the meanings specified in this Section 11.1:

“Action” means any demand, action, suit, counter suit, arbitration, inquiry, proceeding or investigation by or before any federal, state, local, foreign or international Governmental Authority or any arbitration or mediation tribunal.

“Affiliate” means, with respect to any Person, another Person directly or indirectly controlling, controlled by, or under common control with that Person; it being understood that for purposes of the Transaction Documents (except as provided in Section 8.1  (Indemnification Obligations of EchoStar) of this Agreement), none of DISH, the DISH Parties or any other Subsidiaries of DISH will be considered an Affiliate of any EchoStar Party or any other Subsidiaries of EchoStar, and (except as provided in Section 8.2  (Indemnification Obligations of DISH) of this Agreement) none of the EchoStar Parties or any other Subsidiaries of EchoStar will be considered an Affiliate of DISH, any DISH Party or any other Subsidiaries of DISH.

“Anti-Money Laundering Laws” means all applicable anti-money laundering laws, rules and regulations, including the Bank Secrecy Act, as amended by the USA PATRIOT Act.

“Applicable Law” means any applicable federal, state, local or foreign law, rule, regulation, ordinance, code, directive, order, writ, injunction, decree, judgment, award, determination, direction or demand, authorization or treaty of any Governmental Authority and any relevant final administrative or judicial precedent interpreting or applying the foregoing.

“Assets” means assets, properties and rights (including goodwill), wherever located (including in the possession of vendors or other third parties or elsewhere), whether real, personal or mixed, tangible, intangible or contingent, in each case whether or not recorded or reflected or required to be recorded or reflected on the books and records or financial statements of any Person, including the following:

(i)all accounting and other books, records, systems and files whether in paper, microfilm, microfiche, computer tape or disc, magnetic tape or any other form or medium;

(ii)all IT Assets, fixtures, machinery, equipment, furniture, office equipment, motor vehicles and other transportation equipment, special and general tools, prototypes and models and other tangible personal property, wherever located that are owned or leased by the Person, together with any express or implied warranty by the manufacturers, sellers or lessors of any item or component part thereof;

(iii)all inventories, wherever located, including all finished goods, (whether or not held at any location or facility or in transit), work in process, raw materials, spare parts and all other materials and supplies to be used or consumed in the production of finished goods;

(iv)all interests in any land and improvements and all appurtenances thereto;

(v)all interests in any capital stock or other equity interests of any Subsidiary or any other Person; all bonds, notes, debentures or other securities issued by any Subsidiary or any other Person; all loans, advances or other extensions of credit or capital contributions to any Subsidiary or any other Person; and all other investments in securities of any Person;

(vi)all license agreements, leases of personal property, including satellites, open purchase orders for raw materials, supplies, parts or services, unfilled orders for the manufacture and sale of products and other contracts, agreements or commitments;

(vii)all deposits, escrow accounts and prepaid expenses, letters of credit and performance and surety bonds, claims for refunds and rights of set-off in respect thereof;

(viii)all written technical information, data, specifications, research and development information, engineering drawings, operating and maintenance manuals, and materials and analyses, whether prepared by Affiliates, by consultants or other third parties;

(ix)all Intellectual Property;

(x)all licenses, covenants not to sue and other rights to any third party Intellectual Property;

(xi)all cost information, sales and pricing data, customer prospect lists, supplier records, customer and supplier lists, customer and vendor data, correspondence and lists, product literature, artwork, design, development and manufacturing files, vendor and customer drawings, formulations and specifications, quality records and reports and other books, records, studies, surveys, reports, plans and documents;

(xii)all trade accounts and notes receivable and other rights to payment from customers and (a) all security for such accounts or rights to payment, including all trade accounts receivable representing amounts receivable in respect of goods shipped or products sold or otherwise disposed of or services rendered to customers, (b) all other accounts and notes receivable and all security for such accounts or notes and (c) any claim, remedy or other right relating to any of the foregoing;

(xiii)all rights under contracts or agreements, all claims or rights against any Person arising from the ownership of any Asset, all rights in connection with any bids or offers and all claims, choses in action or similar rights, whether accrued or contingent;

(xiv)all rights under insurance policies and all rights in the nature of insurance, indemnification or contribution, including insurance proceeds; and

(xv)all Permits.

“Benefit Plan” means any benefit or compensation plan, program, policy, practice, agreement, contract, arrangement or other obligation, whether or not in writing and whether or not funded, in each case, which covers (and only to the extent of such coverage) any Transferred Employee.  Benefit Plans include, but are not limited to, ERISA Plans, employment, consulting, retirement, severance, termination or change in control agreements, deferred compensation, equity-based, incentive, bonus, supplemental retirement, profit sharing, insurance, medical, welfare, fringe or other benefits or remuneration of any kind.

“BSS Business” means (i) the portion of the business of EchoStar that manages, markets and provides (A) broadcasting satellite services to DISH and its Subsidiaries, and Dish Mexico, S. de R.L. de C.V. and its Subsidiaries; and (B) telemetry, tracking and control services to satellites owned by DISH and a portion of EchoStar’s other businesses; and (ii) the products, assets, licenses and technology, and the business operations, revenues, billings and operating activities primarily related to the foregoing.

“BSS Business Contracts” means the written Contracts to which EchoStar or any member of the EchoStar Group is a party or by which it or any of the Transferred Assets is bound which constitute Contracts that are: (i) used, contemplated for use or held for use, in each case, primarily in the ownership, operation or conduct of the BSS Business as currently owned, operated and conducted or relating primarily to the BSS Business as currently owned, operated or conducted or (ii) otherwise expressly contemplated pursuant to this Agreement or any of the Transaction Documents to be assigned to Newco.

“BSS Satellites” means the satellites referred to as EchoStar VII, EchoStar X, EchoStar XI, EchoStar XII, EchoStar XIV, EchoStar XVI, EchoStar XXIII, and the Leased Satellites, as listed on Annex A.

“Business Day” means any day other than a Saturday, a Sunday, a legal holiday in New York, New York, or any other day on which commercial banks in that location are authorized by Applicable Law or governmental decree to close.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Communications Act” means the Communications Act of 1934 and the Telecommunications Act of 1996, in each case as amended from time to time, and all rules and regulations promulgated thereunder.

“Consents” means any consents, waivers, approvals, or notification requirements, including those in connection with the Required Governmental Applications.

“Contract” means any agreement, lease, license, contract, note, bond, mortgage, indenture or other instrument or obligation, in each case whether written or oral.

“Control” (and its correlative meanings “controlling” and “controlled”) means the possession, direct or indirect, or the power to direct or cause the direction of, the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Corporate Documents” means, with respect to any entity, such entity’s articles or certificate of incorporation, by-laws, memorandum and articles of association, limited liability company agreement or partnership agreement, as applicable, and any other organizational documents of such entity.

“Data Centers” means, collectively, the data centers situated on the Owned Sites and the Leased Sites.

“DISH Fundamental Representations” means the representations and warranties of the DISH Parties set forth in Section 5.2(a)  (Organization; Good Standing; Qualification), Section 5.2(b)  (Authorization and Execution of Transaction Documents), Section 5.2(c)  (Enforceability of Transaction Documents), Section 5.2(f)  (Merger Sub), Section 5.2(j)  (No Brokers) and Section 5.2(k)  (Opinion of Financial Advisor).

“DISH Parties” means DISH, Merger Sub and, after the Closing, Newco.

“DISH Payables” means any and all amounts payable in respect of the BSS Business to DISH and its Subsidiaries.

“DISH Receivables” means any and all amounts owed by DISH or any of its Subsidiaries and payable to EchoStar or any of its Subsidiaries in respect of the BSS Business.

“Distribution Closing” means the closing of the Distribution.

“Distribution Closing Date” means the date of the Distribution Closing.

“Distribution Record Date” means the record date for the Distribution Closing.

“EchoStar Fundamental Representations” means Section 5.1(a)  (Organization and Good Standing), Section 5.1(b)  (Authorization and Execution of Transaction Documents), Section 5.1(c)  (Enforceability of Transaction Documents), Section 5.1(f)(i) and 5.1(f)(ii)  (Capital Structure), Section 5.1(t)  (Takeover Statutes), Section 5.1(u)  (No Brokers) and Section 5.1(v)  (Opinion of Financial Advisor).

“EchoStar Group” means EchoStar and each Subsidiary of EchoStar immediately after the consummation of the Pre-Closing Restructuring (other than Newco).

“EchoStar Parties” means EchoStar and, prior to the Closing, Newco.

“EMA Assumed Liabilities” means the employee-related Liabilities with respect to the BSS Business (or the ownership of the Transferred Assets) to be assumed by DISH pursuant to the Employee Matters Agreement.

“EMA Excluded Liabilities” means the employee-related Liabilities with respect to the BSS Business to be retained by EchoStar pursuant to the Employee Matters Agreement.

“Employee Matters Agreement” means the Employee Matters Agreement substantially in the form attached hereto as Exhibit B.

“Environmental Law” means any federal, state, local or foreign statute, law, regulation, order, decree, Permit or requirement of any relevant Governmental Authority relating to: (A) the protection, investigation or restoration of the environment, health (to the extent health relates to exposure to Hazardous Substances), safety (to the extent safety relates to exposure to Hazardous Substances), or natural resources; (B) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance; or (C) indoor air, employee exposure to Hazardous Substances, wetlands, pollution, contamination or any injury or threat of injury to persons or property relating to any Hazardous Substance.

“Environmental Liabilities” means all Liabilities under (1) any applicable Environmental Law or (2) any applicable Contract relating to environmental matters (including all removal, remediation or cleanup costs, investigatory costs, governmental response costs, natural resources damages, property damages, personal injury damages, costs of compliance with any product take back requirements or with any settlement, judgment or other determination of Liability and indemnity, contribution or similar obligations, in each case, related to such Liabilities described in (1) and (2) above) and all costs and expenses, interest, fines, penalties or other monetary sanctions in connection therewith.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Plan” means any “employee benefit plan” within the meaning of Section 3(3) of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, or any successor federal statute, and the rules and regulations promulgated thereunder, all as amended, and as the same may be in effect from time to time.

“FCC” means the United States Federal Communications Commission or any bureau or subdivision thereof acting under delegated authority.

“FCPA” means the Foreign Corrupt Practices Act of 1977, as amended.

“Fundamental Representations” shall mean (i) the EchoStar Fundamental Representations and (ii) the DISH Fundamental Representations.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any foreign or domestic federal, state, local, municipal or other governmental or quasi-governmental authority or self-regulatory organization of any nature (including any agency, branch, department, board, commission, court, tribunal or other entity exercising governmental or quasi-governmental powers) or exercising, or entitled to exercise, any administrative, executive, judicial, legislative, enforcement, regulatory or taxing authority or power.

“Hazardous Substance” means any substance that is: (A) listed, classified or regulated pursuant to any Environmental Law; and (B) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, toxic mold, radioactive material or radon.

“HSSC” means Hughes Satellite Systems Corporation, a Colorado corporation and wholly owned Subsidiary of EchoStar.

“Indebtedness” of any Person means, without duplication, (i) the principal of and, accreted value and accrued and unpaid interest in respect of (A) all Liabilities of such Person for money borrowed, whether current or funded, secured or unsecured, and (B) all Liabilities evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable; (ii) all Liabilities of such Person in respect of mandatorily redeemable or purchasable capital stock or securities convertible into capital stock; (iii) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable and other accrued current Liabilities); (iv) all Liabilities for the reimbursement of any obligor under any drawn letter of credit or performance bond that is subject to an actual demand, or other similar agreement or credit transaction securing obligations of a type described in clauses (i) through (iii) above to the extent of the obligation secured; (v) all obligations of the type referred to in clauses (i) through (iv) of any Persons the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise; and (vi) all obligations of the type referred to in clauses (i) through (iv) above of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person).

“Intellectual Property” means all intellectual property or proprietary rights arising from or in respect of the following in any jurisdiction in the world: (i) all patents and utility models of any kind, patent applications, including provisional applications, statutory invention registrations and invention disclosures, and all related continuations, continuation-in-part, divisions, reissues, re-examinations, substitutions, and extensions thereof (collectively, “Patents”); (ii) all trademarks, service marks, trade names, service names, brand names, trade dress, logos, Internet domain names, uniform resource locators, and corporate names, in each case whether or not Registered, and together with the common law rights and goodwill associated with any of the foregoing, and all applications, registrations and renewals thereof; (iii) copyrights in and to published and unpublished works of authorship, in each case whether or not Registered or sought to be Registered, together with all common law rights and moral rights therein, and any applications and registrations therefor, including extensions, renewals, restorations, derivatives, and reversions; (iv) rights in trade secrets and other legally recognized rights in and to confidential information, proprietary information, inventions, discoveries, and know-how (collectively, “Trade

Secrets”); (v) mask work rights; (vi) any of the foregoing rights in Technology; and (vi) other similar types of proprietary or intellectual property rights recognized under Applicable Law.

“Intellectual Property and Technology License Agreement” means the Intellectual Property and Technology License Agreement substantially in a form to be agreed upon by the Parties before the Distribution Closing Date.

“IT Assets” means computers, Software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, and all other information technology equipment, and all associated documentation.

“Leased Satellites” means the Nimiq 5 and QuetzSat-1 satellites, as listed on Annex A.

“Leased Sites” means the leased real property primarily related to the BSS Business listed on Schedule 11.1(a) (and any rights associated therewith), including any fixtures attached to such real property and all structures, facilities and improvements located thereon, or attached or appurtenant thereto with respect to which EchoStar or any of its Subsidiaries has a leasehold interest.

“Legal Proceeding” means any judicial, administrative or arbitral action, suit, proceeding (public or private) or investigation by or before a Governmental Authority.

“Liability” means, with respect to any Person, any and all losses, claims, charges, debts, demands, actions, causes of action, suits, damages, obligations, payments, costs and expenses, sums of money, accounts, reckonings, bonds, specialties, indemnities and similar obligations, exoneration covenants, Contracts, controversies, doings, omissions, variances, guarantees, make whole agreements and similar obligations, and other liabilities and requirements, including all contractual obligations, whether absolute or contingent, matured or unmatured, liquidated or unliquidated, accrued or unaccrued, known or unknown, joint or several, whenever arising, and including those arising under any Applicable Law, Action, threatened or contemplated Action (including the costs and expenses of demands, assessments, judgments, settlements and compromises relating thereto and attorneys’ fees and any and all costs and expenses, whatsoever reasonably incurred in investigating, preparing or defending against any such Actions or threatened or contemplated Actions) or order of any Governmental Authority or any award of any arbitrator or mediator of any kind, and those arising under any Contract, in each case, whether or not recorded or reflected or otherwise disclosed or required to be recorded or reflected or otherwise disclosed, on the books and records or financial statements of any Person.

“Lien” means any mortgage, pledge, hypothecation, security interest, lien, license, covenant not to sue, charge, option, assignment or encumbrance of any kind or any arrangement to provide priority or preference, including any easement, right-of-way, restriction (whether on voting, sale, transfer, disposition, use or otherwise), right, lease and other encumbrance on title to real or personal property (whether or not of record), whether voluntary or imposed by Applicable Law, and any agreement to give any of the foregoing.

“Malicious Code” means any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “worm,” “spyware” (as such terms are commonly understood in the software industry) or any other code designed to have any of the following functions: (i) disrupting, disabling or harming the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed or (ii) compromising the privacy or data security of a user or damaging or destroying any data or file, in each case, without authorization and without the applicable user’s consent; provided, that “Malicious Code” excludes code that enables or provides security, support and maintenance functionality.

“Material Adverse Effect” means any fact, event, change, occurrence, condition or effect that (a) is materially adverse to the business, financial condition, assets, properties or results of operations of (x) with respect to the EchoStar Parties, (1) EchoStar and its Subsidiaries taken as a whole or (2) the BSS Business taken as a whole and (y) with respect to DISH, DISH and its Subsidiaries taken as a whole or (b) would prevent, materially delay or materially impair the consummation of, with respect to the EchoStar Parties, the Pre‑Closing Restructuring, the Distribution, the Merger or any other transactions contemplated hereby and, with respect to DISH, the Merger or the issuance of DISH Shares, except, in the case of clause (a), any such event, change, occurrence, condition or effect to the extent resulting from, arising out of or relating to:

(i)general changes or developments in any of the industries in which EchoStar and its Subsidiaries or DISH and its Subsidiaries, as applicable, operate;

(ii)changes in global, national or regional political conditions (including the outbreak or escalation of war (whether or not declared) or acts of terrorism) or in general economic, business, regulatory, political or market conditions or in national or global financial markets;

(iii)any failure by EchoStar or by DISH, as applicable, to meet any published analyst estimates or expectations of its overall or segment or other subgroup revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by EchoStar or by DISH, as applicable, to meet its overall or segment or other subgroup internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, for any period ending on or after the date of this Agreement, in and of itself (provided, that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of “Material Adverse Effect” shall not be excluded in determining whether there has been a Material Adverse Effect);

(iv)any changes in financial, banking or securities markets in general, including any disruption thereof and any decline in the price of any security or any market index or any change in prevailing interest rates;

(v)any decline in the market price or trading volume of the EchoStar Common Stock or the DISH Common Stock, as applicable (provided, that the facts or occurrences giving rise to or contributing to such decline that are not otherwise excluded from the definition of “Material Adverse Effect” shall not be excluded in determining whether there has been a Material Adverse Effect);

(vi)any change or announcement of a potential change in the credit rating of EchoStar or any of its Subsidiaries or of DISH or any of its Subsidiaries (provided, that the facts or occurrences giving rise to or contributing to such change or potential change that are not otherwise excluded from the definition of “Material Adverse Effect” shall not be excluded in determining whether there has been a Material Adverse Effect);

(vii)any action expressly required or expressly permitted by this Agreement or any other Transaction Document (other than the Pre‑Closing Restructuring or the obligations set forth in Section 6.2(a)  (Conduct of the Business Pending Closing));

(viii)any changes in Applicable Laws or accounting rules (including GAAP) or the enforcement, implementation or interpretation thereof;

(ix)the announcement, pendency or completion of the transactions contemplated by this Agreement, any other Transaction Document or in connection with the Pre-Closing Restructuring, including losses or threatened losses of employees, customers, suppliers, distributors or others having relationships with the BSS Business or the EchoStar Group  (provided, that the exception in this clause (ix) shall not apply to Section 5.1(d)  (Non‑Contravention), Section 5.1(e)  (Consents) or Section 5.1(l)  (Material Contracts)) or with DISH and its Subsidiaries (provided, that the exception in this clause (ix) shall not apply to Section 5.2(d)  (Non‑Contravention) or Section 5.2(e)  (Consents)); or

(x)any natural or man-made disaster or acts of God;

provided,  further,  however that, with respect to clauses (i),  (ii),  (iv),  (viii) and (x) such change, event, circumstance or development does not disproportionately adversely affect EchoStar and its Subsidiaries or DISH and its Subsidiaries, as applicable, compared to other companies operating in the industries in which EchoStar and its Subsidiaries or DISH and its Subsidiaries, as applicable, operate.

“Material Contract” means any BSS Business Contract:

(i)that is with any Governmental Authority;

(ii)involving future payments, performance or services or delivery of goods or materials to or by EchoStar or any of its Subsidiaries of any amount or value reasonably expected to exceed $1,500,000 in any future twelve (12) month period;

(iii)for the sale of any Assets other than that would not (1) constitute Transferred Assets or (2) purport to bind or give rise to any obligations of DISH or any of its Affiliates (including Newco) after the Closing Date;

(iv)relating to any acquisition to be made by EchoStar or any of its Subsidiaries of any operating business or the capital stock of any other Person;

(v)relating to (A) the incurrence of any material Indebtedness or (B) the making of any material loans by any member of the EchoStar Group;

(vi) providing for severance, retention, change in control or other similar payments by any of EchoStar or any of its Subsidiaries;

(vii)relating to the engagement, retention or employment of any Person as a consultant, contractor or in a similar role and providing for annual or annualized payments in excess of $250,000;

(viii)that purport to bind DISH or any of its Affiliates (other than Newco) after the Closing Date or that would give rise to any rights or obligations of Newco or any third party by virtue of the identity of DISH or any of its Affiliates as the acquiror of Newco;

(ix)relating to any lease of real or personal property involving future payments to or by EchoStar or any of its Subsidiaries of any amount or value reasonably expected to exceed $500,000 in any future twelve (12) month period;

(x)(A) granting to EchoStar or any of its Subsidiaries a license, covenant not to sue or other right under any Intellectual Property (excluding Contracts for commercial off‑the‑shelf computer software that are both (i) generally available on non‑discriminatory pricing terms which have an aggregate acquisition cost of $25,000 or less and (ii) not material to the operation, tracking, control and/or use of satellites, and/or the processing of telemetry data) or (B) granting to any third party a license, covenant not to sue or other right under any Separated IP Assets;

(xi)evidencing any agreement for indemnification (other than standard form indemnification provisions);

(xii)evidencing any partnership, operating, joint venture, profit sharing, collaboration or other similar contract or arrangement;

(xiii)containing non-competition or exclusivity covenants, or any other covenants limiting the freedom of EchoStar or any of its Subsidiaries to compete in any line of business or in any geographic area, or to provide any product or service, or that otherwise restricts EchoStar’s or any of its Subsidiaries’ (or, after the Closing, DISH’s or its Affiliates’) ability to compete, to solicit, hire or solicit business from any Person, and any Contract that could require the disposition of any material assets or line of business (or, after the Closing, DISH or its Affiliates);

(xiv) containing a put, call, right of first refusal, right of first offer or comparable right pursuant to which EchoStar or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests in or assets (in the case of assets, having a purchase price in excess of $500,000) of any Person, or a standstill or comparable agreement pursuant to which a Person has agreed not to acquire assets or securities of another Person;

(xv)containing a “most favored nation” provision or a limitation on price increases or granting any third party the exclusive right to develop, market, sell or distribute any of EchoStar’s or any of its Subsidiaries products or services or to provide any products or services to EchoStar or any of its Subsidiaries, in each case only to the extent that any of the foregoing relate primarily to the ownership, operation or conduct of the BSS Business; or

(xvi)evidencing any agreement for settlement pursuant to which Newco is, or after the Pre-Closing Restructuring would be, obligated to (A) pay any amounts after the date of this Agreement, (B) provide any injunctive relief, (C) take any action or refrain from taking any action after the date of this Agreement or (D) admit liability, fault or negligence.

“OFAC” means the United States Department of Treasury’s Office of Foreign Assets Control.

“Open Source License” means any license identified as an open source license by the Open Source Initiative (www.opensource.org/) that conditions the distribution of certain Software on (i) the disclosure, licensing or distribution of any source code for any portion of such Software, or (ii) the granting to licensees of the right to make derivative works or other modifications to such Software, (iii) the licensing under terms that allow the Software or portions thereof or interfaces therefor to be reverse engineered, reverse assembled or disassembled (other than by operation of law), or (iv) redistribution of such Software at no license fee.

“Order” means any order, injunction, judgment, decree, ruling, writ, assessment or arbitration award (in each case, whether temporary, preliminary or permanent) of a Governmental Authority.

“Ordinary Course of Business” means the ordinary and usual course of normal day‑to-day operations consistent with past practice.

“Owned Sites” means the owned real property primarily related to the BSS Business listed on Schedule 11.1(a), including any fixtures attached to such real property and all structures, facilities and improvements located thereon, or attached or appurtenant thereto.

“Permits” means any franchise, license (including radio and similar licenses), authorization, consent, permit, certificate, waiver, approval, qualification or registration of, with or from any Governmental Authority, including the FCC, and including all authorizations required to construct, launch and operate the BSS Satellites.

“Permitted Liens” means (i) Liens for Taxes that are not yet due and payable, and Liens for current Taxes that are being contested in good faith by appropriate proceedings, (ii) non‑exclusive licenses of Intellectual Property granted prior to the Closing and in the Ordinary Course of Business, including as set forth in the Material Contracts, (iii) Liens of landlords, lessors, carriers, warehousemen, employees, mechanics and materialmen and other like Liens arising in the Ordinary Course of Business of EchoStar and its Subsidiaries (or Liens against any landlord’s or lessor’s interest in any Leased Site that do not affect the operations of the BSS Business), (iv) any conditions that may be shown by a current, accurate survey or physical inspection of any real property made prior to the Closing, (v) easements, rights of way, restrictive covenants, encroachments, zoning, building code or planning ordinances or regulations, and other similar encumbrances affecting real property, (vi) other imperfections of title or Liens that, in the case of clauses (ii) through (vi), individually or in the aggregate, do not, and would not reasonably be expected to, materially detract from the value or use of any of the properties or Assets of EchoStar and its Subsidiaries and (vii) Liens set forth on Schedule 11.1(b).

“Person” means any natural person, corporation, general partnership, limited partnership, limited liability company, joint venture, trust, proprietorship, Governmental Authority or other entity, association or organization of any nature, however and wherever organized or constituted (whether or not having a separate legal personality).

“Personally Identifiable Information” means any information that alone or in combination with other information held by EchoStar or any of its Subsidiaries can be used to specifically identify an individual person and any individually identifiable health information.

“Registered” means issued by, registered with or the subject of a pending application before any Governmental Authority or Internet domain name registrar.

“Satellite Material Adverse Effect” means any event, change, occurrence, condition or effect that would be reasonably likely to have a material adverse effect on the value of any BSS Satellite (other than EchoStar VII or EchoStar XII).

“SEC” means the United States Securities and Exchange Commission, or any successor agency of the federal government.

“Securities Act” means the United States Securities Act of 1933, or any successor federal statute, and the rules and regulations promulgated thereunder, all as amended, and as the same may be in effect from time to time.

“Software” means any and all (i) computer applications, programs and other software, including any and all operating software, network software, firmware, software implementations of algorithms, middleware, design software, models and methodologies, whether in source code or object code, systems and networks; (ii) Internet sites, databases and compilations, including any and all data and collections of data, whether machine readable or otherwise; (iii) screens, user interfaces, command structures, report formats, templates, menus, buttons and icons; (iv) descriptions, flow-charts, architectures, design tools, development tools, and other materials used to design, plan, organize and develop any of the foregoing; and (v) all documentation and media relating thereto.

“Subsidiary” means, with respect to any Person, any other Person more than fifty percent (50%) of the shares of the voting stock or other voting interests of which are owned or controlled, or the ability to select or elect more than fifty percent (50%) of the directors or similar managers is held, directly or indirectly, by such first Person or one or more of its Subsidiaries or by such first Person and one or more of its Subsidiaries.

“Tax” or “Taxes” shall have the meaning ascribed to it in the Tax Matters Agreement.

“Tax Matters Agreement” means the Tax Matters Agreement substantially in the form attached hereto as Exhibit C.

“Technology” means, collectively, all Software, information, designs, formulae, algorithms, procedures, methods, techniques, technical data, specifications, processes, apparatuses, improvements, and other similar materials, and all recordings, graphs, drawings, reports, analyses, and other writings, and other tangible embodiments of the foregoing, in any form whether or not specifically listed herein.

“Third Party Payables” means any and all amounts payable in respect of the BSS Business to third parties and processed for payment through the EchoStar payables system (excluding all accrued and unbilled amounts), excluding those amounts owed by DISH or any of its Subsidiaries.

“Third Party Receivables” means any and all amounts owed by third parties and payable to EchoStar or any of its Subsidiaries in respect of the BSS Business, excluding those amounts owed by DISH or any of its Subsidiaries.

“Ticking Fee” means an amount to be agreed by DISH and EchoStar prior to July 1, 2019 representing the estimated periodic net cash flow of the BSS Business from and after July 1, 2019.

“Ticking Fee Receivable” means the aggregate Ticking Fee accrued during the period beginning on July 1, 2019 and ending on the Distribution Closing Date.

“Transaction Documents” means the following documents:

(i)this Agreement;

(ii)the Intellectual Property and Technology License Agreement;

(iii)the Employee Matters Agreement;

(iv)the Tax Matters Agreement;

(v)the Amended Professional Services Agreement, if amended pursuant to this Agreement;

(vi) the TT&C Agreement(s), substantially in a form to be agreed upon by the Parties before the Distribution Closing Date; and

(vii)the Transition Services Agreement(s), substantially in a form to be agreed upon by the Parties before the Distribution Closing Date, if any.

“Transferred Employees” shall have the meaning ascribed to it in the Employee Matters Agreement.

“Transferred Sites” means the Leased Sites and the Owned Sites.

Section 11.2 Terms Defined Elsewhere in this Agreement. For purposes of this Agreement, the following terms have meanings set forth in the sections indicated:

Term	Section
AAA	Section 10.11(c)(i)
Agent	Section 1.9(b)(i)
Aggregate Merger Consideration	Section 4.1(a)
Agreement	Preamble
Amended Professional Services Agreement	Section 6.8(c)
Anti-Corruption Laws	Section 5.1(i)(iii)
Applicable Date	Section 5.1(g)(i)
Assumed Liabilities	Section 1.5(a)
Book Entry DISH Shares	Section 4.2(a)
Book Entry Newco Shares	Section 4.1(a)
By-laws	Section 3.2
Certificate	Section 4.1(a)
Certificate of Merger	Section 2.3
Charter	Section 3.1
Closing	Section 2.1
Closing Date	Section 2.1
Confidential Information	Section 6.9(b)
Confidentiality Agreement	Section 6.9(a)
DGCL	Section 2.2
DISH	Preamble
DISH Common Stock	Recitals
DISH Disclosure Letter	Section 5.2
DISH Indemnified Persons	Section 8.1
DISH Reports	Section 5.2(g)
DISH Shares	Recitals
Dispute	Section 10.11(b)(i)
Dispute Notice	Section 10.11(b)(i)
Distribution	Section 1.9(b)(ii)
EchoStar	Preamble
EchoStar Common Stock	Section 1.9(b)(ii)
EchoStar Credit Support Obligations	Section 6.18
EchoStar Disclosure Letter	Section 5.1
EchoStar Indemnified Persons	Section 8.2
EchoStar Related Party	Section 5.1(r)
EchoStar Reports	Section 5.1(g)(i)
Effective Time	Section 2.3
Exchange Fund	Section 4.2(a)
Exchange Ratio	Section 4.1(a)
Excluded Liabilities	Section 1.5(b)
Excluded Shares	Section 4.1(a)
Indemnified Party	Section 8.4
Indemnifying Party	Section 8.4

Term	Section
Joint Information Statement/Prospectus	Section 6.5(a)
Leased Satellite Consents	Section 5.1(e)
Losses	Section 8.1
Merger	Recitals
Merger Sub	Preamble
Merger Sub Common Stock	Section 4.1(c)
Merger Sub Shares	Section 4.1(c)
NASDAQ	Section 4.2(d)
Newco	Preamble
Newco Common Stock	Recitals
Newco Shares	Recitals
Notice Period	Section 8.4
Party, Parties	Preamble
Patents	Section 11.1 (in Intellectual Property definition)
Per Share Merger Consideration	Section 4.1(a)
Pre-Closing Restructuring	Section 1.3
Record Holders	Section 1.9(b)(ii)
Relevant EchoStar Subsidiaries	Section 5.1(a)
Representative	Section 6.1(a)
Required Governmental Applications	Section 6.4(c)
Required Governmental Notices	Section 6.4(c)
Requisite Stockholder Approval	Section 5.1(b)
Response	Section 10.11(b)(i)
Retained Assets	Section 1.4(b)
S-4 Registration Statement	Section 6.5(a)
Sanctions	Section 5.1(i)(iv)
Senior Party Representatives	Section 10.11(b)(i)
Separated IP Assets	Section 5.1(k)(ii)
Separated IT Assets	Section 5.1(k)(vii)
Separated Registered IP Assets	Section 5.1(k)(i)
Surviving Corporation	Section 2.2
Takeover Statute	Section 5.1(t)
Termination Date	Section 9.1(b)
Third Party Claim	Section 8.1
Trade Secrets	Section 11.1 (in Intellectual Property definition)
Transferred Assets	Section 1.4(a)
Transferred Real Property Leases	Section 5.1(q)(i)
Transition Services Agreement(s)	Section 6.8(c)
TT&C Agreement(s)	Section 6.8(c)

Section 11.3 Other Definitional and Interpretive Matters. For all purposes of this Agreement, except as otherwise expressly provided:

(a) Words importing the singular number or plural number include the plural number and singular number respectively;

(b) Words importing the masculine gender include the feminine and neuter genders and vice versa;

(c) All references to a given agreement, instrument or other document are references to that agreement, instrument or other document as modified, amended, supplemented and restated from time to time (but only if such modification, amendment, supplement or restatement is permitted pursuant hereto or pursuant to such agreement, instrument or other document);

(d) Any reference to a statute includes, and is deemed to be, a reference to such statute and to the rules, regulations, ordinances, interpretations, policies and guidance made pursuant thereto, and all amendments made to such statute and other such implementing provisions and enforced from time to time, and to any statute or other implementing provisions subsequently passed or adopted having the effect of supplementing or replacing such statute or such other implementing provisions;

(e) References herein to “primarily” shall include “primarily” as well as any other standard that reflects a majority or more of the matter addressed, including “exclusively” or any similar term.
(f) References herein to “include,” “includes” and “including” will be deemed to be followed by the phrase “without limitation;”
(g) References herein to “$,” “USD” or “dollars” means lawful currency of the United States of America;
(h) Reference in this Agreement to “herein,” “hereby,” “hereof” or “hereunder,” or any similar formulation, will be deemed to refer to this Agreement;

(i) Unless otherwise indicated, all references to time of day refer to Eastern Standard Time or Eastern Daylight Savings Time, as in effect in New York, New York on such day.  For purposes of the computation of a period of time under this Agreement, (i) the word “from” means “from and including” and the words “to” and “until” each means “to but excluding” and (ii)(A) the day of the act, event or default from which the designated period of time begins to run will be included, unless such period of time is denominated in Business Days and the day of the act, event or default is not a Business Day, in which event the period will begin on the next day that is a Business Day, and (B) the last day of the period so computed will not be included;

(j) Subject to any applicable restrictions on assignment or other transfer in a Transaction Document, any references to a Person in such Transaction Document shall be deemed to be references to such Person’s successors, permitted transferees and permitted assigns from and after the effective date of the relevant succession, transfer or assignment;

(k) The use of the term “shall,” “will” or “must” indicates a mandatory action and the use of the term “may” indicates a permissive action;
(l) In the event of any conflict between the general terms and conditions of this Agreement and the specific terms and conditions which have been mutually agreed to by the parties in a Transaction Document, the terms and conditions contained in the Transaction Document shall prevail; and

(m) The Parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

[Signature pages follow]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed by their respective authorized officers, as of the date first written above.

DISH NETWORK CORPORATION

By:
Name:
Title:

BSS MERGER SUB INC.

By:
Name:
Title:

[Signature Page to Master Transaction Agreement]

ECHOSTAR CORPORATION

By:
Name:
Title:

ECHOSTAR BSS CORPORATION

By:
Name:
Title:

[Signature Page to Master Transaction Agreement]